SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

PLAYBOY ENTERPRISES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Howard Shapiro

Executive Vice President, Law and Administration, General Counsel and Secretary

680 North Lake Shore Drive

Chicago, IL 60611

(312) 751-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606 (312) 407-0700	Barry L. Dastin Russ A. Cashdan Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Playboy Enterprises, Inc., a Delaware corporation ( the “Company”). The Company’s principal executive offices are located at 680 North Lake Shore Drive, Chicago, IL 60611. The Company’s telephone number at such address is (312) 751-8000.

Securities

The title of the classes of securities to which this Statement relate are the Company’s voting Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and non-voting Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).

As of January 9, 2011, there were 4,864,102 shares of Class A Common Stock and 28,883,657 shares of Class B Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The name, business address and business telephone of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer and Merger

This Statement relates to the offer by Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), which are entities formed by Hugh M. Hefner, the Company’s Editor-in-Chief and Chief Creative Officer and controlling stockholder, as disclosed in the combined Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO, dated January 24, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares (the “Shares”) of the Common Stock at a purchase price of $6.15 per Share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2011 (the “Offer to Purchase”), and in the related Letters of Transmittal (collectively, the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 9, 2011, by and among the Company, Purchaser and Sub (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of Sub with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Offer is conditioned upon, among other things, that:

•

More than 50% of the Shares outstanding on the expiration date of the Offer (other than any Shares held by the members of the Purchaser Group (as defined below)) be validly tendered and not withdrawn. This condition, which is not waivable, is referred to as the “Minimum Tender Condition.”

•

There be validly tendered and not withdrawn such number of shares of the Class A Common Stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of the Class A Common Stock on the expiration date of the Offer (after giving effect to any Top-Up Option Shares (as defined below), if any, that are issued or issuable to Sub pursuant to the terms of the Merger Agreement). This condition is referred to as the “Threshold Condition.”

The Offer is also subject to a number of other conditions described in the Offer to Purchase.

If, at the expiration date of the Offer, the Minimum Tender Condition is satisfied and all of the other conditions to the Offer are satisfied or waived (including the Threshold Condition), then Sub will consummate the Offer and purchase and pay the Offer Price for each Share validly tendered and not withdrawn pursuant to the Offer. No later than two business days after the date Sub purchases and pays the Offer Price for such Shares, the Merger will be completed without a meeting of the Company’s stockholders pursuant to the DGCL’s “short-form” merger statute. We refer to the Merger effected in accordance with the foregoing as the “short-form merger.”

If, at the expiration date of the Offer, the Minimum Tender Condition is satisfied and all of the other conditions to the Offer are satisfied or waived, except for the Threshold Condition, then the Offer will be abandoned and the Merger will be consummated through a “long-form” merger under the DGCL, with the Hefner Trusts (as defined below) executing a written consent to adopt the Merger Agreement and approve the Merger as the holders of a majority of the outstanding shares of Class A Common Stock without a meeting of the Company’s stockholders. We refer to the Merger effected in accordance with the foregoing as the “long-form merger.”

Upon consummation of either the short-form merger or the long-form merger, the Company would cease to be a publicly traded company and would be a wholly owned subsidiary of Purchaser. At the effective time of the Merger, pursuant to either the short-form merger or the long-form merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Company as treasury stock, Shares owned by Scott N. Flanders, the Chief Executive Officer and a director of the Company, Shares owned by the Hefner Trusts and any Shares held by stockholders properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon (the “Merger Consideration”) and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. In this Statement, Mr. Hefner, Mr. Flanders, Purchaser and Sub and their respective affiliates are collectively referred to as the “Purchaser Group.”

As set forth in “Item 3. Identity and Background of Filing Person” of the Schedule TO, the address of the principal executive offices of each of Sub and Purchaser is c/o Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071, and their telephone number at such address is (213) 683-9100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or as incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, and there are no actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates or (y) Purchaser, Sub, Rizvi Traverse Management LLC (“Rizvi Traverse”) and Mr. Hefner, Mr. Flanders or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Purchaser and Sub

Merger Agreement

On January 9, 2011, the Company, Purchaser and Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase under the heading “Special Factors—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement” and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Stockholders are urged to read the Merger Agreement for a more complete description of the provisions of the Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the Company, Purchaser and Sub in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any certain date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among the Company and Purchaser and Sub rather than establishing matters as facts. Except as expressly provided otherwise in the Merger Agreement, the Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Sub or any of their respective subsidiaries or affiliates.

Limited Guarantee

Concurrent with the execution of the Merger Agreement, Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (collectively, the “Guarantors”), each of which is an affiliate of Rizvi Traverse, delivered a limited guarantee addressed to the Company, guaranteeing certain payment obligations of Purchaser and Sub under the Merger Agreement (the “Guarantee”). The following summary of the Guarantee is qualified in its entirety by reference to the Guarantee itself, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated by reference herein. Stockholders are urged to read the Guarantee for a more complete description of the provisions summarized below.

Under the Guarantee, the Guarantors jointly and severally, absolutely, unconditionally and irrevocably guaranteed to the Company the payment obligations of Purchaser and Sub with respect to the $20 million reverse termination fee and certain fees and expenses associated therewith if and where required to be paid to the Company under the terms of the Merger Agreement. The maximum amount payable by the Guarantors under the Guarantee with respect to the above obligations is $21,000,000 plus certain enforcement costs and expenses.

The Guarantee expressly provides, and the Company has agreed, that the Company has no right of recovery under the Guarantee other than against Guarantors. The Guarantee expressly provides that nothing set forth in the Guarantee will confer or give or will be construed to confer or give to any person other than the Company and its affiliates any rights or remedies against any person, including the Guarantors, except as expressly set forth in the Guarantee. Under the Guarantee, the Guarantors covenant and agree that they will not assert, directly or indirectly, in any proceeding, that the Guarantee is illegal, invalid or unenforceable in accordance with its terms.

The Guarantee will terminate upon the earliest of (i) the consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) the valid termination of the Merger Agreement in accordance with its terms under circumstances set forth in the Merger Agreement in which Purchaser or Sub would not be obligated to pay the reverse termination fee or costs and expenses, (iii) the 12 month anniversary of any other termination of the Merger Agreement in accordance with its terms, except as to a claim for payment of any obligation or expenses under the Guarantee presented by the Company to Purchaser, Sub or the Guarantors on or prior to such 12 month anniversary, subject to certain limitations, and (iv) the payment to the Company by any combination of Purchaser, Sub and/or the Guarantors of the full amount of the obligations and fees and expenses associated therewith.

Equity Financing

Purchaser has received an equity commitment letter, dated January 9, 2011, from RT-ICON Holdings LLC (“RT-ICON”). The following summary of the equity commitment letter is qualified in its entirety by reference to the equity commitment letter itself, a copy of which is filed as Exhibit (e)(12) hereto and incorporated by reference herein. Stockholders are urged to read the equity commitment letter for a more complete description of the provisions summarized below.

Pursuant to the equity commitment letter, RT-ICON has provided an equity commitment of $120 million for Purchaser to pay (or cause Sub to pay) the Offer Price in respect of each Share validly tendered and accepted in the Offer, the total Merger Consideration, the total consideration payable in the Merger under the terms of the Merger Agreement, in respect of Company Options (as defined below), the amount required to effect the repurchase of the Company’s 3.00% convertible senior subordinated notes due 2025 (the “Convertible Notes”) in accordance with a “Fundamental Change” offer to be made pursuant to the terms of the indenture pursuant to which such notes were issued (assuming all holders of such notes accept such offer) and all other amounts required to be paid by Purchaser or Sub pursuant to and in accordance with the Merger Agreement, together with all related fees and expenses contemplated thereby.

Pursuant to the terms of the equity commitment letter, the obligation of RT-ICON to fund the equity financing is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The equity commitment letter will terminate automatically upon the earlier to occur of (a) the closing of the Merger (at which time the obligation will be discharged) and (b) the termination of the Merger Agreement in accordance with its terms. The Company may directly enforce RT-ICON’s obligation to fund its commitment under the equity commitment letter and the obligations of persons who are or will be committed to contribute funds to RT-ICON in connection with the transactions contemplated by the Merger Agreement under the circumstances and only under the circumstances in which the Merger Agreement provides that the Company is entitled to specific performance of Purchaser’s and Sub’s obligations to consummate the Offer and the Merger.

Confidentiality Agreement

On July 13, 2009, the Company and Rizvi Traverse entered into a confidentiality agreement and, on May 3, 2010 and November 4, 2010, amendments thereto (as amended, the “Confidentiality Agreement”), pursuant to which Rizvi Traverse agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and would be kept confidential and used only for purposes of evaluating a possible transaction involving the Company. Rizvi Traverse agreed that it would only disclose the confidential information to its representatives on a “need to know” basis or as may be required by law. Under the Confidentiality Agreement, Rizvi Traverse also agreed, among other things, to certain “standstill” provisions for the protection of the Company until March 31, 2011. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference. A copy of the related amendments are also filed as Exhibits (e)(10) and (e)(11) hereto and are incorporated herein by reference. Stockholders are urged to read the Confidentiality Agreement for a more complete description of the provisions summarized above.

Contribution Agreement

Concurrent with the execution of the Merger Agreement, two trusts controlled by Mr. Hefner, The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust, dated May 2, 1991 (collectively, the “Hefner Trusts”), entered into a contribution agreement with Purchaser, which we refer to as the “Contribution Agreement.” The following summary of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement itself, a copy of which is filed as Exhibit (e)(4) hereto and incorporated by reference herein. Stockholders are urged to read the Contribution Agreement for a more complete description of the provisions summarized below.

Under the Contribution Agreement, the Hefner Trusts have agreed, among other things, not to tender any Shares in the Offer and to contribute or cause to be contributed the Shares held by each of the Hefner Trusts to Purchaser in exchange for equity interests in Purchaser. At the time the Contribution Agreement was executed, the Hefner Trusts held 7,935,596 shares of Class B Common Stock and 3,381,836 shares of Class A Common Stock. The Hefner Trusts and Purchaser each made customary representations, warranties and acknowledgements regarding the contribution.

Subject to the termination of the Contribution Agreement, the Hefner Trusts have agreed to execute a written consent in favor of adopting the Merger Agreement and approving the Merger if such consent is needed in order to consummate the Merger pursuant to a long-form merger. Except pursuant to the Contribution Agreement or the Merger Agreement, the Hefner Trusts have agreed not to:

•	grant any proxies or enter into any other agreements with respect to the voting of any of the Shares subject to the Contribution Agreement;

•	otherwise sell, assign, transfer, encumber or dispose of any of the Shares during the term of the Contribution Agreement; or

•

enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of the Shares unless such action is effective upon a change in recommendation resulting from a superior proposal in compliance with the Merger Agreement.

The Contribution Agreement will automatically terminate if, at any time prior to the contribution of the such Shares, the Merger Agreement is terminated in accordance with its terms.

The parties to the Contribution Agreement are entitled to an injunction or injunctions to prevent breaches of the Contribution Agreement and to enforce specifically the terms and provisions therein.

Rollover Agreement

Concurrent with the execution of the Merger Agreement, Mr. Flanders entered into a rollover agreement with Purchaser, which we refer to as the “Rollover Agreement.” The following summary of the Rollover Agreement is qualified in its entirety by reference to the Rollover Agreement itself, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated by reference herein. Stockholders are urged to read the Rollover Agreement for a more complete description of the provisions summarized below.

Under the Rollover Agreement, Mr. Flanders agreed, among other things, in exchange for equity interests in Purchaser, not to tender his Shares in the Offer, to contribute all of his Shares to Purchaser and to invest in Purchaser the after-tax consideration that he will receive in the Merger in respect of his Company Options and Company Stock Awards. At the time the Rollover Agreement was executed, Mr. Flanders owned 43,825 shares of Class B Common Stock, 112,500 unvested Company Stock Awards and 1,200,000 Company Options. Mr. Flanders and Purchaser each made customary representations, warranties and acknowledgements regarding the contribution.

Except pursuant to the Rollover Agreement or the Merger Agreement, Mr. Flanders has agreed not to:

•	grant any proxies or enter into any other agreements with respect to the voting of any of the Shares subject to the Rollover Agreement;

•	otherwise sell, assign, transfer, encumber or dispose of any of the Shares during the term of the Rollover Agreement; or

•

enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of the Shares, Company Stock Awards or Company Options unless such action is effective upon a change in recommendation resulting from a superior proposal in compliance with the Merger Agreement.

The Rollover Agreement will automatically terminate if, at any time prior to the contribution of such Shares, the Merger Agreement is terminated in accordance with its terms.

The parties to the Rollover Agreement are entitled to an injunction or injunctions to prevent breaches of the agreement and to enforce specifically the terms and provisions therein.

Hefner Employment Agreement

Concurrent with the execution of the Merger Agreement, Sub entered into an employment agreement with Mr. Hefner, pursuant to which Mr. Hefner will be appointed founder and editor-in-chief of the surviving corporation in the Merger following the Merger. The initial term of Mr. Hefner’s employment agreement is for five years and automatically renews for successive one year terms subject to earlier termination in accordance with its terms. Mr. Hefner will receive an annual base salary of $1,000,000, subject to periodic review for increases at the discretion of the surviving corporation’s board of directors, and will be eligible to participate in any executive bonus plans of the surviving corporation or its subsidiaries, as may be determined by the surviving corporation’s board of directors. Mr. Hefner will also be entitled to benefits and perquisites consistent with past practices. In addition, Mr. Hefner is entitled to severance benefits in the event he resigns for good reason. The agreement also includes customary confidentiality, non-competition, non-solicitation and “work made for hire” provisions.

Given the unique, unusual and extraordinary nature of the services to be provided by Mr. Hefner to the surviving corporation, his employment agreement provides that his permanent residence will be the Playboy Mansion (as defined below) in Los Angeles, California. If Mr. Hefner’s employment is terminated for cause or Mr. Hefner resigns for good reason, then during the remainder of his life, he may continue to reside in the Playboy Mansion provided that if he is terminated for cause he must pay monthly market rate rent and comply with the noncompetition provisions of his employment agreement. The general terms and conditions of Mr. Hefner’s residence in the Playboy Mansion, including the payment of nominal rent, are set forth in a lease agreement, the form of which is attached to the employment agreement.

This summary of Mr. Hefner’s employment agreement is qualified in its entirety by reference to the employment agreement itself, a copy of which is filed as Exhibit (e)(6) hereto and incorporated by reference herein. Stockholders are urged to read the employment agreement for a more complete description of the provisions summarized above.

Hefner Licensing Agreement

Concurrent with the execution of the Merger Agreement, Sub entered into a memorandum of understanding with Mr. Hefner setting forth the material terms and conditions of their agreement regarding Mr. Hefner’s license of his name and likeness to the surviving corporation in the Merger upon and after the consummation of the Merger. The non-exclusive license will permit the surviving corporation to use certain proprietary personal indicia reasonably identifiable with Mr. Hefner. During Mr. Hefner’s lifetime, the surviving corporation will be allowed to use the licensed property consistent with existing and approved uses, subject to certain exceptions and limitations. Following Mr. Hefner’s death or any time at which he no longer owns any equity in Purchaser, the surviving corporation may continue using the licensed property in connection with then-existing uses that were previously approved by Mr. Hefner for an annual license fee of $250,000 payable to a charitable foundation or other non-profit designated by Mr. Hefner or his estate. The surviving corporation also receives a right of first negotiation/offer if Mr. Hefner ever elects to sell, assign or transfer the licensed property to a third party.

This summary of Mr. Hefner’s memorandum of understanding is qualified in its entirety by reference to the memorandum of understanding, a copy of which is filed as Exhibit (e)(7) hereto and incorporated by reference herein. Stockholders are urged to read the memorandum of understanding for a more complete description of the provisions summarized above.

Flanders Employment Agreement

Concurrent with the execution of the Merger Agreement, Sub entered into an employment agreement with Mr. Flanders, pursuant to which Mr. Flanders will be appointed as chief executive officer of the surviving corporation in the Merger following the Merger. Upon the consummation of the Merger, the existing employment agreement between the Company and Mr. Flanders will be superseded by the employment agreement Mr. Flanders entered into with Sub, which has a term through March 21, 2016. Under his employment agreement with Sub, and consistent with his existing employment agreement with the Company, Mr. Flanders will receive an annual base salary of $900,000, subject to an annual increase of $25,000 commencing on March 31, 2011, and an annual bonus opportunity of up to 100% of his base salary. Similar to the provisions of his existing employment agreement with the Company, Mr. Flanders will also be to entitled to receive severance benefits in the event his employment with the surviving corporation in the Merger is terminated without cause or if he resigns for good reason, subject to Mr. Flanders’ execution of a general release in favor of the surviving corporation at the time of such termination. His employment agreement with Sub also includes customary confidentiality, non-competition, non-solicitation, non-disparagement and “work made for hire” provisions.

His employment agreement with Sub also outlines Mr. Flanders’ anticipated equity interest in Purchaser after, and conditioned upon, the consummation of the Merger. Mr. Flanders has agreed to invest in Purchaser 100% of the net after tax proceeds he receives upon cancellation of his Company Options and Company Stock Awards. Mr. Flanders will also be granted 45% of the profits interest units that will be granted to employees of Purchaser and Sub, subject to limitations and qualifications, including vesting and continued employment with the surviving corporation in the Merger. In consideration for the foregoing equity interests, Mr. Flanders has agreed to forego his change of control benefits under his existing employment agreement with the Company, including any severance rights, that could result from the consummation of the Merger.

Additionally, in connection with the negotiation of his employment agreement with Sub and the Rollover Agreement, Mr. Flanders will be reimbursed for up to $25,000 in legal fees.

The above summary of Mr. Flanders’ employment agreement is qualified in its entirety by reference to the employment agreement itself, a copy of which is filed as Exhibit (e)(8) hereto and incorporated by reference herein. Stockholders are urged to read the employment agreement for a more complete description of the provisions summarized above.

Arrangements with Current Executive Officers and Directors of the Company

Overview

Certain directors and executive officers of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as stockholders of the Company generally. The special committee of independent and disinterested directors (the “Special Committee”) of the board of directors of the Company (the “Board”) was aware of these interests and considered them, among other matters, in determining whether to adopt and approve the Merger Agreement and the transactions contemplated thereby and to recommend to the Board that the Board adopt and approve the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required to cause to be exempt under Rule 14d-10 under the Securities Exchange Act of 1934 (the “Exchange Act”), any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

In addition, pursuant to the Merger Agreement, the Board (or an appropriate committee of non-employee directors thereof) shall adopt a resolution to ensure the dispositions of equity securities of the Company

(including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is an officer or director of the Company subject to Section 16 of the Exchange Act, are exempt under Rule 16b-3 under the Exchange Act.

Except for the agreements described above or below and the information set forth in the Offer to Purchase under the headings “Special Factors—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger—Plans for Playboy,” “Special Factors—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement—Playboy’s Board of Directors,” “Special Factors—9. Related Party Transactions” and “Special Factors—10. Interests of Certain Persons in the Offer and the Merger,” which are incorporated by reference herein, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Purchaser, Sub, Rizvi Traverse, Mr. Hefner or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Executive Compensation

For a detailed description of compensation programs applicable to the executive officers of the Company, in particular its named executive officers (as such term is defined in the rules promulgated under the Exchange Act), reference is made to the information set forth in the excerpts to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2010, which are filed as Exhibit (e)(13) hereto and incorporated herein by reference. In addition, Christoph Pachler was appointed as Executive Vice President and Chief Financial Officer of the Company on April 14, 2010. The terms of Mr. Pachler’s compensation are set forth in his employment agreement with the Company dated April 14, 2010, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference. Additionally, Mr. Flanders entered into an Amended and Restated Employment Agreement with the Company, dated September 29, 2010, which is filed as Exhibit (e)(21) hereto and is incorporated herein by reference.

Shares of Common Stock

If the executive officers and directors of the Company who own Shares (other than Messrs. Hefner and Flanders) tender their Shares into the Offer, they will receive the same cash Offer Price for each Share tendered on the same terms and conditions as the other stockholders of the Company. Messrs. Hefner and Flanders have agreed to contribute or transfer their Shares to Purchaser in exchange for equity interests in Purchaser pursuant to the terms of the Contribution Agreement and Rollover Agreement, respectively. As of January 20, 2011, the executive officers and directors of the Company (other than Messrs. Hefner and Flanders) beneficially owned, in the aggregate, 4,430 shares of Class A Common Stock and 456,693 shares of Class B Common Stock, excluding any Shares issuable upon the exercise of options to purchase shares of Class B Common Stock (each, a “Company Option”), Class B Common Stock issuable upon the vesting of Company restricted stock units (each, a “Company Restricted Stock Unit”) and unvested shares of Company restricted stock (the “Company Restricted Stock”) held by such executive officers and directors. As of January 20, 2011, Mr. Hefner beneficially owned 3,381,836 shares of Class A Common Stock and 7,935,596 shares of Class B Common Stock, and Mr. Flanders beneficially owned 43,825 shares of Class B Common Stock, excluding any Shares issuable upon the exercise of Company Options and Shares issuable upon vesting of Company Restricted Stock Units and Company Restricted Stock.

If the executive officers and directors (other than Messrs. Hefner and Flanders) were to tender all 4,430 of such shares of Class A Common Stock and all 456,693 of such shares of Class B Common Stock into the Offer, and those Shares were accepted for payment and purchased by Purchaser or Sub, then the executive officers and directors would receive an aggregate of $2,835,906 in cash in consideration for their Shares. If the executive officers and directors of the Company who own Shares (other than Messrs. Hefner and Flanders) do not tender their Shares into the Offer, upon consummation of the Merger, their Shares will represent the right to receive the Merger Consideration, on the same terms and conditions as the other stockholders of the Company.

Options

The Merger Agreement provides that each Company Option issued by the Company that is outstanding at the effective time of the Merger, whether or not vested or exercisable, shall at the effective time of the Merger be automatically cancelled, and the holder of each such Company Option shall be entitled to receive an amount in cash, without interest, equal to (i) the excess, if any, of the Merger Consideration over the exercise price per Share of each such Company Option, multiplied by (ii) the number of Shares covered by such Company Option, with such payment to be subject to applicable tax withholding. As of January 20, 2011, the directors and executive officers of the Company (other than Messrs. Hefner and Flanders) held Company Options to purchase 1,399,408 shares of Class B Common Stock, 904,668 of which were vested and exercisable as of that date, with exercise prices ranging from $1.25 to $15.85 per share. Based on the Offer Price of $6.15 per Share, the aggregate value of the Company Options held by such directors and officers is approximately $2,073,570. As of January 20, 2011, Mr. Flanders held Company Options to purchase 1,200,000 shares of Class B Common Stock, of which 300,000 were vested and exercisable as of that date, with an exercise price of $2.71 per share. Based on the Offer Price of $6.15 per Share, the aggregate value of the Company Options held by Mr. Flanders is approximately $4,128,000. As of January 20, 2011, Mr. Hefner did not hold any Company Options.

Company Stock Awards

The Merger Agreement provides that each share of Company Restricted Stock and each Company Restricted Stock Unit (each, a “Company Stock Award”) granted under the Company’s First Amended and Restated 1991 Non-Qualified Stock Option Plan for Non-Employee Directors, the Company’s Third Amended and Restated 1995 Stock Incentive Plan, the Company’s Second Amended and Restated 1997 Equity Plan for Non-Employee Directors, the Company’s Employee Stock Purchase Plan or any other equity-based compensation plan outstanding immediately prior to the effective time of the Merger will, immediately prior to such time, fully vest with respect to the maximum number of Shares subject thereto and such Company Stock Award will be cancelled and converted into the right to receive the Merger Consideration, without interest, in the same manner as other Shares. As of January 20, 2011, the directors and officers of the Company (other than Messrs. Hefner and Flanders) held 212,656 Company Stock Awards. Based on the Offer Price of $6.15, the aggregate value of the Company Stock Awards to such directors and officers is approximately $615,959. As of January 20, 2011, Mr. Flanders held 112,500 Company Stock Awards. Based on the Offer Price of $6.15, the aggregate value of the Company Stock Awards to Mr. Flanders is approximately $691,875. As of January 20, 2011, Mr. Hefner did not hold any Company Stock Awards.

Summary of Cash Consideration Payable to Executive Officers and Directors

The following table sets forth, as of January 20, 2011, for each of the Company’s directors and executive officers, the cash consideration that such individual would receive if (1) such director or executive officer were to tender all of the Shares that he or she beneficially owns into the Offer (except for Messrs. Flanders and Hefner, who will not be tendering any Shares into the Offer), (2) any Company Options held by such director or officer were converted into the right to receive the Merger Consideration at the effective time of the Merger and (3) all Company Stock Awards were converted into the right to receive the Merger Consideration at the effective time of the Merger. The following table assumes that the (i) effective time of the Merger occurs on February 28, 2011 and (ii) that, between January 20, 2011 and February 28, 2011, no Company Options were exercised, no Company Stock Awards vested and were converted into the right to receive Shares, and no additional equity awards were granted as a result of the cancellation of all Company Options and Company Stock Awards held by the Company’s directors and executive officers. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name and Title	Cash Consideration for Shares	Cash Consideration for Stock Options		Cash Consideration for Stock Awards		Total
Scott N. Flanders	(1)	$4,128,000	(2)	$691,875	(2)	$4,819,875
Chief Executive Officer and Director
Christoph M. Pachler	—	$706,750		—		$706,750
Executive Vice President and Chief Financial Officer
Hugh M. Hefner	(3)	—		—		—
Editor-in-Chief and Chief Creative Officer
Martha O. Lindeman	$132,588	$296,150		$101,217		$529,955
Senior Vice President, Corporate Communications and Investor Relations
Richard S. Rosenzweig	$395,820	$297,010		$108,904		$801,734
Executive Vice President and Director
Howard Shapiro	$498,064	$297,010		$108,904		$903,978
Executive Vice President, Law and Administration, General Counsel and Secretary
Alex Vaickus	$363,022	$373,950		$163,996		$900,968
President
Dennis S. Bookshester	$350,944	$21,854		$27,454		$400,252
Director
David I. Chemerow	$513,513	$21,854		$27,454		$562,821
Director
Charles Hirschhorn	$191,819	$21,854		$27,454		$241,127
Director
Sol Rosenthal	$367,161	$21,854		$27,454		$416,469
Director
Kai-Shing Tao	$22,976	$15,284		$23,124		$61,384
Director

(1)

Mr. Flanders will receive equity interests in Purchaser in exchange for all of the Shares beneficially owned by him in accordance with the terms of the Rollover Agreement. If Mr. Flanders were to tender all of the Shares that he beneficially owns into the Offer, he would receive $269,525 in cash consideration in exchange for such Shares.
(2)	Mr. Flanders has agreed, in exchange for equity interests in Purchaser, to invest in Purchaser the after-tax consideration that he will receive in the Merger in respect of his Company Stock Awards and Company Options in accordance with the terms of the Rollover Agreement.
(3)	Mr. Hefner will receive equity interests in Purchaser in exchange for Shares beneficially owned by him and the Hefner Trusts in accordance with the terms of the Contribution Agreement. If Mr. Hefner were to tender all of the Shares that he and the Hefner Trusts beneficially own into the Offer, he would receive $69,602,207 in cash consideration in exchange for such Shares.

Employee Stock Purchase Plan

The Merger Agreement provides that the Company will take all actions that may be reasonably necessary to (i) cause the exercise of each outstanding purchase right under the Company’s Employee Stock Purchase Plan as of the last business day prior to the effective time of the Merger, and (ii) cause the Company’s Employee Stock Purchase Plan to terminate without commencement of any new offering period (or similar period) or purchase period thereunder as of the last business day prior to the effective time of the Merger.

Change of Control Agreements

The Company has a change of control agreement with each of Ms. Lindeman and Messrs. Shapiro, Rosenzweig and Vaickus, providing for the payment of certain specified benefits if his or her employment terminates under certain circumstances after a “change of control” (as defined below) of the Company. Each agreement provides that:

•

payments become due and benefits are provided if, within 18 months after a change of control, the officer is involuntarily terminated for reasons other than death, disability or “cause” (as defined below) or voluntarily terminates his or her employment for a limited number of permitted reasons described in the change of control agreement;

•	cash payments will be made following termination in the following amounts:

(i) three times the sum of (A) the officer’s annual base salary in effect immediately prior to the occurrence of the change of control and (B) the greater of (x) the average bonus earned by the officer for the three fiscal years prior to the year in which the change of control occurs and (y) the targeted bonus for the officer’s position as set forth under any executive compensation plan established for the applicable year (the greater of (x) and (y), the “highest bonus”); and

(ii) the sum of (A) any unpaid incentive compensation which has been allocated or awarded to the officer for a completed fiscal year or other measuring period preceding the termination and which is contingent only upon the continued employment of the officer through a subsequent date and (B) a pro rata portion of the highest bonus for the year in which termination of employment occurs;

•

if a change of control agreement becomes operative, the amount of the cash payments, as well as any other payments owed to the officer by the Company or its affiliates, would be grossed-up, if necessary, to compensate the officer for the imposition of any “golden parachute” excise tax imposed thereon;

•	any Company Restricted Stock held by the officer will become fully vested and free from restrictions;

•	the officer will be allowed to continue his or her participation in then-existing welfare benefit plans, such as medical insurance, for up to three years from the effective date of termination; and

•

the agreement will have an initial five-year term, automatically extended on each anniversary of its execution unless the Company or the officer gives notice that it or the officer does not wish to extend the agreement.

Each change of control agreement provides that a “change of control” takes place when any of the following events occur:

•	the Company liquidates or dissolves;

•	the Company sells Playboy magazine;

•

any occurrence by which Mr. Hefner, Christie Hefner, the The Hugh M. Hefner 1991 Trust or any trust established by Mr. Hefner for estate planning or similar purposes ceases, collectively, to hold, directly or indirectly, at least 50% of the stock entitled to vote generally in the election of the Company’s directors; or

•

the Company merges, consolidates or reorganizes the Company, or sells or otherwise transfers all or substantially all of the Company’s assets to another corporation or legal person, unless the Company initiates the transaction and, as a result of the transaction, the Company’s stockholders immediately prior to the transaction become the majority stockholders of a successor or ultimate parent corporation of the company resulting from such transaction.

Under the change of control agreements, “cause” is defined as conviction of a crime involving dishonesty, fraud or breach of trust, or willful engagement in conduct materially injurious to the Company.

In addition to the change of control agreements described above, the Company’s Third Amended and Restated 1995 Stock Incentive Plan contains a change of control provision. In the event of a change of control thereunder, Company Options and Company Restricted Stock Units granted under the Company’s Third Amended and Restated 1995 Stock Incentive Plan that are unvested on the effective date of such change of control will become immediately exercisable.

Employment and Severance Agreements

Scott N. Flanders. The Company has an employment agreement with Mr. Flanders that includes severance and change of control provisions.

If Mr. Flanders is terminated for “cause,” he only receives any unpaid base salary and unreimbursed expenses payable for all periods through his effective date of termination. If Mr. Flanders is terminated for any other reason, he receives a severance consisting of (i) all unpaid base salary, unreimbursed expenses, accrued incentive compensation and accrued vacation pay payable for all periods through his effective date of termination, (ii) an amount equal to his annual base salary at the time of his termination (subject to the limitations of Section 409A of the Internal Revenue Code) and (iii) an additional payment of 100% of the target incentive under his incentive compensation plan, which is 75% of his annual base salary, for the year in which the termination occurs.

Under Mr. Flanders’ employment agreement, in the event of a change of control as described therein, 100% of the Company Stock Awards and Company Options held by Mr. Flanders would become fully vested immediately prior to such change of control that occurs at any time during the term of his employment agreement.

Christoph M. Pachler. The Company also has an employment agreement with Mr. Pachler that includes severance provisions. In the event he is terminated at any time not for “cause,” Mr. Pachler will be entitled to be paid a lump sum of $415,000 plus an additional $166,000 in lieu of any outstanding payment of any applicable management incentive plan. In addition, upon such a termination, the Company would pay Mr. Pachler’s COBRA costs to continue his medical insurance for up to 12 months following such termination.

Alex Vaickus. The Company also has a severance agreement with Mr. Vaickus. In the event that he is terminated at any time not for “cause,” Mr. Vaickus will be entitled to receive 12 months of severance pay based on his annual salary at that time (subject to the limitations of Section 409A of the Internal Revenue Code).

Other Practices

The Company also maintains a practice of paying a separation allowance bonus plan (which is not funded) to employees, including executive officers, with at least five years of continuous service who voluntarily terminate employment with the Company and are at age 60 or older.

The Company currently provides all employees, if terminated in connection with a disability as defined by the policy, a benefit equal to 60% of the employee’s annual base salary up to a maximum of $16,000 per month. Total plan benefits are capped based on the employee’s age when disability payments begin. In the event of the death of an employee, the Company pays the monthly COBRA costs to continue medical and dental insurance for the employee’s immediate family for a period of 12 months.

Amount of Potential Severance and Change of Control Payments

Based on compensation and benefit levels as of January 9, 2011, and assuming (i) that the effective time of the Merger occurs on February 28, 2011, and (ii) that, for purposes of the amounts set forth in the table below under “Termination without Cause or Resignation for Good Reason after a Change of Control,” each of Messrs. Flanders, Pachler, Hefner, Rosenzweig, Shapiro and Vaickus and Ms. Lindeman experience a qualifying termination of employment on such date, the executive officers would be entitled to receive the below cash payments and benefits (assuming that all of the payments described above under the heading “—Summary of Cash Consideration Payable to Executive Officers and Directors” have been previously made, including payments resulting from accelerated vesting of Company Options and Company Stock Awards). The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name	Benefit	Termination without Cause or Resignation for Good Reason after a Change of Control
Scott N. Flanders	Severance Pay	$1,575,000
	Benefit Continuation and COBRA Cost	$21,708
	Accrued and Unpaid Vacation	$72,692

	Total Value:	$1,669,400

Christoph M. Pachler	Severance Pay	$581,000
	Benefit Continuation and COBRA Cost	$21,708
	Accrued and Unpaid Vacation	$22,346

	Total Value:	$625,054

Hugh M. Hefner	Severance Pay	$2,000,000
	Benefit Continuation and COBRA Cost	$43,416
	Accrued and Unpaid Vacation	$192,308

	Total Value:	$2,235,724

Martha O. Lindeman	Severance Pay	$1,042,670
	Benefit Continuation and COBRA Cost	$65,124
	Accrued and Unpaid Vacation	$6,115

	Total Value:	$1,113,909

Richard S. Rosenzweig	Severance Pay	$1,682,450
	Benefit Continuation and COBRA Cost	$37,224
	Accrued and Unpaid Vacation	$54,385

	Total Value:	$1,774,059

Howard Shapiro	Severance Pay	$1,449,875
	Benefit Continuation and COBRA Cost	$37,224
	Accrued and Unpaid Vacation	$8,173

	Total Value:	$1,495,272

Alex Vaickus	Severance Pay	$2,673,364
	Benefit Continuation and COBRA Cost	$37,224
	Accrued and Unpaid Vacation	$14,615

	Total Value:	$2,725,203

The following executive officers could become entitled to payments in connection with the consummation of the transactions contemplated by the Merger Agreement that would not be deductible by the Company by reason of Section 280G of the Internal Revenue Code, as well as the associated tax gross-up payment due to them under their change of control agreements.

Name	Excess Parachute Payment	Gross-Up Payment
Martha O. Lindeman	$511,854	$254,022
Richard S. Rosenzweig	$1,145,539	$568,506
Howard Shapiro	$915,502	$454,344
Alex Vaickus	$2,022,745	$1,003,844

Director Compensation

The information set forth in the excerpts to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 9, 2010 under the heading “Director Compensation,” which are filed as Exhibit (e)(13) hereto, is incorporated herein by reference. In addition to annual compensation applicable to the Company’s non-executive directors, in connection with Mr. Tao’s election to the Board on May 19, 2010, Mr. Tao received a one-time grant of 3,760 Restricted Stock Units and Company Options to purchase 7,076 shares of Class B Common Stock, which vest over a period of one year. The Company Options have an exercise price of $3.99 per Share.

As compensation for services rendered in connection with serving on the Special Committee, the Company paid additional fees to Messrs. Tao and Rosenthal of $10,000 per month and $1,000 per Special Committee meeting.

Indemnification and Exculpation of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation a provision eliminating the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Section 145 of the DGCL also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such person actually and reasonably incurred in connection therewith.

As permitted by Section 102(b)(7) of the DGCL, the Company’s certificate of incorporation contains a provision eliminating the personal liability of directors to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to the exceptions set forth in Section 102(b)(7). The Company’s by-laws provide for indemnification of officers and directors and their heirs and representatives to the fullest extent authorized by the DGCL, subject to an exception for proceedings initiated by such persons, unless such proceedings were authorized by the Board or initiated by such persons to enforce their rights to indemnification under the Company’s by-laws. The Company maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in such kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

The Merger Agreement requires the surviving corporation following the Merger, from and after the effective time of the Merger, to, and Purchaser to cause the surviving corporation to, indemnify and hold harmless the current and former directors and officers of the Company and of any of the Company’s subsidiaries against certain losses occurring at or prior to the effective time of the Merger, including losses arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement, as provided by the Company’s certificate of incorporation and by-laws as of the date thereof and as provided in any indemnification agreements between the Company and such individuals. The Merger Agreement also requires the surviving corporation to, and Purchaser to cause the surviving corporation to, (i) maintain in effect, for a period of at least six years from the date of the effective time of the Merger, the Company’s directors’ and officers’ insurance policies and the Company’s fiduciary liability insurance policies in place as of the date of the Merger Agreement, or policies providing substantially the same coverage and containing terms and conditions that are no less advantageous to the persons covered thereby, and (ii) purchase “tail” insurance coverage covering a period of at least six years from the effective time of the Merger, in each case subject to a maximum premium. In the case of the “tail” insurance coverage, prior to the effective time of the Merger, Purchaser and the surviving corporation shall provide the Special Committee with written evidence satisfactory to the Special Committee that such “tail” insurance coverage shall be in effect immediately after the effective time of the Merger.

Other Arrangements with Management

The Company owns a 29-room mansion (the “Playboy Mansion”) located on five and one-half acres in Los Angeles, California. Under a lease entered into with the Company by Mr. Hefner on June 1, 1979, the annual rent he pays to the Company for his use of the Playboy Mansion is determined by independent experts who appraise the value of Mr. Hefner’s basic accommodations and access to the Playboy Mansion’s facilities, utilities and attendant services based on comparable hotel accommodations. In addition, Mr. Hefner is required to pay the sum of the per-unit value of non-business meals, beverages and other benefits he and his personal guests receive. These standard food and beverage per-unit values are determined by independent expert appraisals based on fair market values. Valuations for both basic accommodations and standard food and beverage units are reappraised every three years and are annually adjusted between appraisals based on appropriate consumer price indexes. Mr. Hefner is also responsible for the cost of all improvements in any of his residence accommodations in the Playboy Mansion, including capital expenditures, that are in excess of normal maintenance for those areas. For additional information regarding Mr. Hefner’s arrangement with the Company regarding the Playboy Mansion, see the information set forth under the heading “Transactions with Management” in the excerpts to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 9, 2010, which are filed as Exhibit (e)(13) hereto and incorporated herein by reference, and the lease and related documents, which are filed as Exhibits (e)(22) through (e)(25) hereto.

Arrangements with Certain Stockholders

Concurrent with the execution of the Merger Agreement, certain stockholders of the Company entered into a tender and support agreement with the Company, which we refer to as the “Support Agreement.” The following summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement itself, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated by reference herein. Stockholders are urged to read the Support Agreement for a more complete description of the provisions summarized below.

Under the Support Agreement and subject to certain conditions, each of Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited and Plainfield OC Master Fund Limited (collectively, “Plainfield”) agreed to, among other things, tender in the Offer, and not withdraw, all of its Shares, as well as any other Shares acquired by Plainfield after the date of the Support Agreement. Plainfield is required to validly tender its Shares within five business days from the commencement of the Offer. Except for any action required or permitted pursuant to the Support Agreement, all Shares covered by the Support Agreement may not be transferred, pledged, encumbered or assigned. Plainfield controls 926,700 shares of Class A Common Stock.

Under the Support Agreement, Plainfield has additionally agreed, in the event the Merger Agreement is terminated in accordance with its terms, to enter into a tender and support agreement in customary form with any third party who submits a tender offer that the Board determines is in the best interests of its stockholders if the offer price is at least $6.15 per Share in cash.

Under the Support Agreement, Plainfield has agreed to waive any rights of appraisal or rights to dissent arising in connection with the Merger and has agreed not to commence or join in, and will take all actions necessary to opt out of any class in a class action with respect to any claim, derivative or otherwise, against the Company, any third party or any of their respective officers, directors, general partners, managers, affiliates or successors challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or alleging a breach of any fiduciary duty of any person with respect to the Merger Agreement or any other third party agreement the Board determines is in the best interests of its stockholders after the termination of the Merger Agreement.

The Support Agreement terminates on March 31, 2011. However, if the Offer has commenced prior to such time, then so long as the Offer remains open and has not been consummated or terminated, the obligations of Plainfield to tender the Shares (and not withdraw) and waive its appraisal rights or rights to dissent in connection therewith will remain in full force and effect, along with certain other obligations set forth therein, until June 3, 2011 at the latest. Notwithstanding anything to the contrary, Plainfield has the right to transfer any of its Shares any time after March 31, 2011 so long as the transferee agrees to the obligations under the Support Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation/Recommendation

At a meeting held on January 9, 2011, after considering the terms of the Merger Agreement and other related transaction documents and the various presentations of the Special Committee’s financial and legal advisors and the Company’s management, the Special Committee, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and fair to, and in the best interests of the Company’s stockholders (other than the members of the Purchaser Group), including the Company’s unaffiliated stockholders, and, subject to the formal approval of the Board, as required by the DGCL, approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer. In addition, the Special Committee recommended that the Board (i) approve and declare advisable to the Company and its stockholders (other than the members of the Purchaser Group) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) direct the Company to enter into and deliver the Merger Agreement and the Support Agreement and (iii) recommend that the Company’s stockholders (other than the members of the Purchaser Group) accept the

Offer, tender their Shares to Sub pursuant to the Offer and, to the extent required by applicable law, that the stockholders (other than the members of the Purchaser Group) vote to adopt the Merger Agreement and approve the Merger.

After considering the unanimous determinations and recommendations of the Special Committee and other factors, at a meeting on January 9, 2011, the Board voted unanimously to approve the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the Board resolved, among other things, (i) to recommend to the Company’s stockholders that they tender their Shares into the Offer, (ii) to issue the Top-Up Option Shares to Sub, if applicable, following Sub’s acceptance of the Shares tendered in the Offer to the extent provided in the Merger Agreement and (iii) to approve for purposes of Section 203 of the DGCL the Merger Agreement and the other transaction documents and the transactions contemplated by each of them, including, without limitation, the Offer and the Merger.

Accordingly, for the reasons described in more detail below, the Board, based on the recommendation of the Special Committee, recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer

As part of the Company’s ongoing strategic planning process, the Board and members of the Company’s senior management have regularly reviewed and evaluated the Company’s strategic direction and alternatives in light of the performance of the Company’s businesses and operations and market, economic, competitive and other conditions and developments. Over the past few years, the Company has undertaken measures to reduce its cost structure and enhance its operating efficiency through outsourcing arrangements and to focus on the potential of its licensing business and other higher potential growth business opportunities. As part of this strategic planning process, several parties have expressed interest in transactions involving the Company, including joint ventures, acquisitions of specific assets or businesses of the Company and acquisition of the entire Company. In addition, the Board and members of the Company’s senior management have regularly reviewed the Company’s capital structure and potential financing alternatives, including the need to refinance the Company’s Convertible Notes in 2012 and the expiration of the Company’s credit facility on January 31, 2011.

In early 2009, following the termination of preliminary discussions between the Company and a public company referred to herein as “Firm A” regarding a possible strategic transaction, Mr. Hefner advised the Company that he intended to examine the feasibility of potentially taking the Company private, and that such a transaction could potentially involve the participation of Firm A.

During February through April 2009, Mr. Hefner’s legal and financial advisors had periodic discussions with representatives of Firm A about possible transactions, including a sale of the entire company, an investment by Firm A of some type and a possible partnership with Mr. Hefner. During part of this period, the Company’s management also held discussions with representatives of Firm A about possible transactions.

On May 13, 2009, the Board held a meeting, at which members of senior management reviewed with the Board actions Mr. Hefner and his financial, legal and personal advisors had taken to examine the feasibility of participating as a buyer in a transaction to acquire all of the Shares not held by Mr. Hefner and certain alternative transactions and recent discussions with Mr. Hefner’s advisors. At the meeting, Mr. Rosenzweig informed the Board that Mr. Hefner was not interested in pursuing a going-private transaction in which he would have a continuing interest in the Company but that Mr. Hefner would be supportive of the Board’s exploring a potential sale of the Company to a third party.

In May 2009, the Board received a non-binding proposal from a private equity firm referred to herein as “Firm B” that indicated a preliminary valuation range based on an enterprise value for the Company of $325 to $375 million, subject to business, accounting and legal due diligence. Also in May 2009, Moelis & Company

LLC (“Moelis”), Mr. Hefner’s financial advisor, and Mr. Rosenzweig received a non-binding proposal from Firm A to acquire all of the outstanding Shares for between $6.00 and $8.00 per Share, subject to the satisfactory completion of due diligence. Firm A’s proposal indicated that it was not interested in acquiring certain of the Company’s assets, and that it would require a partner to acquire those assets for an acceptable price in any potential transaction. Each of the proposals from Firm A and Firm B provided for Mr. Hefner to continue to be involved with the Company and Playboy magazine.

On June 18, 2009, Rizvi Traverse delivered a preliminary proposal to Moelis to acquire all of the outstanding Shares for a range of $6.00 to $8.00 per Share, subject to due diligence. Like the proposals from Firm A and Firm B, this proposal provided for Mr. Hefner to continue to be involved with the Company and Playboy magazine.

The Board held five meetings during the period from May through July 2009 at which the Board discussed the preliminary proposals and the range of possible responses. The Board also reviewed the Company’s current operating performance as well as a number of key risks to the Company’s businesses, including (i) the need to refinance the Company’s Convertible Notes before such notes would likely be put to the Company in March 2012 and the difficult credit market then prevailing, (ii) the slower than expected growth in the Company’s licensing business and (iii) continued weakness in its entertainment and publishing businesses. During this time, Mr. Rosenzweig again informed the Board that Mr. Hefner would consider supporting a sale of the Company and was in favor of proceeding with an evaluation of all bona fide proposals. The Board then authorized management to work with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), the Company’s outside legal advisor, and Lazard Freres & Co. (“Lazard”), the Company’s financial advisor, to expand the process for evaluating a potential sale of the Company by contacting additional parties that were financially capable and otherwise qualified to acquire the Company.

During July and August 2009, more than 40 potential strategic and financial buyers were contacted by Lazard in accordance with the Company’s directives, eight of which (including Firm A, Firm B and Rizvi Traverse) signed confidentiality agreements containing customary provisions, including standstill and non-solicitation provisions. The confidentiality agreement with Rizvi Traverse was dated July 13, 2009 and contained a standstill provision restricting Rizvi Traverse from acquiring or proposing to acquire any securities, indebtedness or material assets of the Company or from soliciting employees of the Company, for a one year period beginning on the date of the agreement. During August 2009, due diligence materials were made available to these potential buyers and management presentations were made to Firm A and Firm B.

On September 2, 2009, a process letter was sent to six of the eight parties that signed confidentially agreements (two of the eight parties were no longer potentially interested parties) inviting them to submit a preliminary, non-binding indication of interest by September 15, 2009.

On September 15, 2009, the Company received revised preliminary, non-binding proposals from each of Firm A (and a potential partner of Firm A that would buy certain of the Company’s assets as part of any potential transaction) and Firm B. Firm A’s proposal outlined two potential alternative transactions to acquire the Company, indicating a preliminary value of up to $8.00 per Share, subject to a number of financial assumptions and conditions regarding the structure of the transactions and continuing due diligence. Firm B’s proposal indicated a purchase price range for the Company of between $6.00 to $8.00 per Share, subject to a financing condition and continuing due diligence. Rizvi Traverse did not submit a revised proposal at such time, and no other proposals were received.

On September 16, 2009, the Board held a meeting, also attended by senior management, Skadden Arps and Lazard, to review the evaluation process to date. The preliminary proposals from Firm A and Firm B were reviewed and discussed. The Board then directed Lazard to continue to work with Firm A and Firm B with a view toward having those firms submit to the Board for its consideration final proposals for a transaction that would not be subject to financing or non-customary conditions.

Between September and October 2009, discussions continued with Firm A and Firm B. In late-October, Firm A and Firm B were asked to submit final proposals by November 3, 2009. Prior to the deadline, Firm B informed the Company that it would not submit a final proposal because it could no longer support its preliminary valuation range and Firm A asked for additional time to consider making a proposal.

On November 13, 2009 and again on November 24, 2009, Firm A submitted revised non-binding proposals to acquire all of the Company’s outstanding Shares for $7.00 per Share. Each of the proposals was based on a number of financial assumptions and was subject to completion of due diligence and completion of agreements with its proposed partner to acquire certain of the Company’s assets.

On November 29, 2009, the Board held a meeting, also attended by senior management, Skadden Arps and Lazard, at which Mr. Flanders updated the Board on the status of discussions with Firm A and discussed the key components of Firm A’s proposal, including the key contingencies that still remained. A representative of Skadden Arps reviewed the Board’s fiduciary duties in evaluating Firm A’s proposal and the potential arrangements with Mr. Hefner that were contemplated by Firm A’s proposal. The Board resolved to form a special committee of independent directors to evaluate Firm A’s proposal. The Board then appointed Charles Hirschhorn and Sol Rosenthal to the special committee, each of whom was considered independent under the listing requirements of the New York Stock Exchange and the rules and regulations of the SEC and for purposes of participating on the Special Committee, and authorized the Company to proceed with discussions with Firm A relating to its proposal.

On December 14, 2009, Mr. Flanders met with a representative of Rizvi Traverse, who expressed a continuing interest in a potential strategic transaction involving the Company.

On December, 15, 2009, the Board held a meeting, at which members of senior management were present. Mr. Flanders updated the Board on discussions with Firm A and informed the Board that the Company had received a letter from Firm A stating it would not move forward with its proposal. Firm A cited its inability to structure a transaction in which certain of the Company’s assets could be sold to its previous potential partner or another person at an acceptable price. The Board then resolved to dissolve the special committee.

On December 18, 2009, Mr. Flanders had an additional discussion with a representative of Rizvi Traverse, which again expressed interest in a potential strategic transaction involving the Company.

On February 12, 2010, Rizvi Traverse met with Mr. Rosenzweig, Moelis and Munger, Tolles & Olson LLP (“Munger”), legal advisor to Mr. Hefner, concerning potential terms for a strategic transaction involving an investment in the company and a transaction with Mr. Hefner to provide liquidity for his Shares.

On February 22 and 23, 2010, the Board held a meeting at which members of senior management summarized for the Board conversations they had concerning a proposal received from a company referred to herein as “Firm C” relating to a potential acquisition of the Company’s pay-per-view television businesses. The Board authorized management to continue to explore a potential transaction with Firm C. The discussions did not lead to any meaningful proposal.

On February 25, 2010, Mr. Flanders and Mr. Vaickus met with Rizvi Traverse and discussed Rizvi Traverse’s interest in a strategic transaction involving an investment in the Company and a transaction with Mr. Hefner to provide liquidity for his Shares.

In early 2010, a company referred to herein as “Firm D” contacted the Company’s senior management to express interest in the potential purchase of certain of the Company’s adult television and digital business assets as well as the licensing and management of certain other company assets, such transaction referred to herein as “Project Synergy.”

During the first week of March 2010, Mr. Rosenzweig informed Rizvi Traverse that Mr. Hefner did not intend to participate in a strategic transaction involving an investment in the Company and a transaction with Mr. Hefner to provide liquidity for his Shares. Mr. Rosenzweig communicated the same message to Mr. Flanders, but informed Mr. Flanders that Mr. Hefner remained in favor of the Company exploring all bona fide offers.

On March 23, 2010, Rizvi Traverse and its legal advisor, Sheppard, Mullin, Richter & Hampton LLP (“Sheppard”), met with Mr. Rosenzweig and advisors to Mr. Hefner (including representatives of Moelis) to discuss conceptually an alternative transaction structure involving a partnership with Mr. Hefner in which Mr. Hefner and Rizvi Traverse would acquire all of the Shares not owned by Mr. Hefner.

On March 26, 2010, DirecTV, Inc. (“DirecTV”) filed a lawsuit against the Company alleging the Company was in breach of the affiliation and licensing agreement pursuant to which DirecTV distributes certain of the Company’s television programming, and seeking $35 million in damages. As a result of this dispute, DirecTV began withholding payments to the Company and, beginning in the third fiscal quarter of 2010 the Company suspended the recognition of revenue related to these payments.

During April 2010, representatives of Moelis and Munger held various discussions with representatives of Rizvi Traverse and Sheppard regarding the process for moving forward with a strategic transaction involving the acquisition of all of the Shares not owned by Mr. Hefner.

On April 8, 2010, Firm D entered into a confidentiality agreement with the Company and was granted access to a new electronic data site the Company created with respect to Project Synergy.

On May 3, 2010, the Company and Rizvi Traverse amended the confidentiality agreement dated July 13, 2009, to, among other things, permit Rizvi Traverse to share evaluation material with certain potential sources of debt and equity financing. The amendment also extended the standstill and non-solicitation provisions contained in the agreement to December 31, 2010. Rizvi Traverse was then given access to an electronic data site.

On May 19, 2010, the Board held a meeting at which a representative of Skadden Arps discussed with the Board corporate governance matters and legal considerations if Mr. Hefner were to pursue the purchase of the Company with Rizvi Traverse. The Board also received an update from its outside legal counsel on the DirecTV litigation.

On June 25, 2010, the Board held a meeting, at which Mr. Flanders updated the Board regarding Rizvi Traverse’s due diligence investigation of the Company and his understanding of the status of potential financing for a transaction.

In the evening on July 8, 2010, Mr. Hefner sent to the Board a written proposal to acquire all of the outstanding Shares not owned by Mr. Hefner for $5.50 per Share in cash. In such letter, Mr. Hefner indicated his intention to partner with Rizvi Traverse and advised the Board that out of his concerns for, among other matters, the Company’s brand and legacy and the editorial direction of Playboy magazine, he was not interested in any sale or merger of the Company, selling his Shares to any third party or entering into discussions with any other financial sponsor for a transaction of the nature proposed in the letter.

On July 10, 2010, the Board held a meeting attended by the independent directors (consisting of all directors other than Mr. Flanders and Mr. Rosenzweig) to discuss Mr. Hefner’s proposal. At the invitation of the independent directors, Mr. Flanders summarized for the independent directors his material discussions with Mr. Hefner and Rizvi Traverse and each of their advisors regarding a potential transaction to acquire the Company. After Mr. Flanders left the meeting, a representative of Skadden Arps reviewed with the independent directors their fiduciary duties in connection with Mr. Hefner’s proposal. The Board determined to continue to act through the group of independent directors, rather than formally establishing a special committee, until they had received more information regarding the proposal and updated financial information regarding the Company from management.

On July 12, 2010, the Company issued a press release announcing its receipt of the written proposal from Mr. Hefner.

On July 14, 2010, the Board held a meeting attended by the independent directors. Mr. Flanders attended the beginning of the meeting at the invitation of the independent directors and informed the independent directors that the president of a privately-held company referred to herein as “Firm E” had contacted him to inform him that Firm E would be submitting a proposal for a potential transaction with the Company in the next few days. Mr. Flanders updated the independent directors on discussions with Firm D and the status of Project Synergy. The independent directors then directed Mr. Flanders to continue discussions with Firm D. After Mr. Flanders left the meeting, the independent directors determined that the Company’s senior management, as a matter of proper procedure, should refrain from engaging in discussions with, and providing information to, Rizvi Traverse, Mr. Hefner and their respective advisors and representatives unless authorized by the Board. The independent directors also determined to defer the decision on establishing a special committee until they had received updated financial information from management and had met again to discuss the information with management and Lazard in attendance.

On July 15, 2010, the Board received a letter from Firm E setting forth its interest in acquiring the Company in a transaction with a preliminary equity valuation of $210 million, based on numerous assumptions and conditions. In response, Mr. Hefner indicated in a public statement made July 15, 2010, that he was interested in buying the Company and not in selling the Company.

On July 19, 2010, the Board held a meeting attended by the independent directors at which they discussed with members of senior management (including Mr. Flanders) the Company’s financial information prepared at the request of the independent directors. Messrs. Flanders and Vaickus then updated the independent directors on the status of discussions with Firm D regarding Project Synergy. After senior management (including Mr. Flanders) left the meeting, the independent directors then discussed Firm E’s proposal and a representative of Skadden Arps summarized the directors’ fiduciary duties regarding such proposal. A representative of Skadden Arps reviewed with the independent directors Mr. Hefner’s proposal letter and subsequent public statements, in which he stated he was interested in buying the Company and not in selling the Company. The independent directors then discussed Project Synergy and decided to instruct management to continue discussions and to seek a proposal for the Board to consider.

On July 26, 2010, the Board held a meeting attended by the independent directors, at which Mr. Chemerow provided an update on continuing work by management on the financial information requested by the independent directors.

On July 29, 2010, the Board held a meeting attended by the independent directors, also attended by Messrs. Flanders and Shapiro, Skadden Arps and Lazard, at which Mr. Flanders provided the independent directors with an update on the financial information requested by the independent directors. After Mr. Flanders left the meeting, the independent directors then discussed with Lazard financial matters relating to the Company and were updated by Lazard regarding information from discussions with Rizvi Traverse relating to the proposal by Mr. Hefner.

On July 30, 2010, the Board held a meeting attended by the independent directors, which was reconvened on August 2 and August 3, 2010, at which the independent directors reviewed the discussions with Mr. Flanders and Lazard at the July 29, 2010 meeting. A representative of Skadden Arps reviewed with the independent directors their fiduciary duties in connection with Board decisions regarding business combinations, including with respect to responding to Mr. Hefner’s proposal. Following this presentation, the independent directors resolved to form the Special Committee, consisting of Mr. Rosenthal (chair) and Mr. Tao, each of whom was considered independent under the listing requirements of the New York Stock Exchange and the rules and regulations of the SEC and were both disinterested with respect to a transaction and independent of the Company’s management and Mr. Hefner, and delegated to the Special Committee the exclusive power and authority of the Board, to the fullest extent permitted by law, with respect to the evaluation, consideration and review of, and response to, Mr.

Hefner’s proposal and any alternative proposal, and if the Special Committee deemed it advisable and in the best interests of the Company and its stockholders (other than Mr. Hefner), the negotiation and approval or rejection of the terms and conditions of any resulting transaction.

Between August 3, 2010 and August 20, 2010, the Special Committee members interviewed 6 law firms and 7 investment banks to potentially serve as legal and financial advisors to the Special Committee, evaluating their credentials, independence, references and fee proposals.

The Special Committee convened its first meeting on August 20, 2010. At the meeting, the Special Committee determined to retain Kaye Scholer LLP (“Kaye Scholer”) as its independent counsel, in light, among other things, of the experience of the proposed team members in representing special committees, the firm’s independence from the Company and Mr. Hefner and the firm’s expertise in media and entertainment corporate matters. At such meeting, Kaye Scholer advised the members of the Special Committee as to the nature of their fiduciary duties as members of the Special Committee and reviewed the Board’s delegation of authority to the Special Committee. Following a discussion of all of their prior relationships with the Company, the Special Committee members then discussed and confirmed, at the request of counsel, the Board’s determination that Mr. Rosenthal and Mr. Tao were both disinterested with respect to a transaction and independent of the management and Mr. Hefner. The Special Committee members thereafter discussed the retention of the Special Committee’s financial advisor.

Later that day, Kaye Scholer received a telephone call from a representative of Moelis seeking to initiate contact with the Special Committee through its advisors.

On August 24, 2010, Kaye Scholer received an introductory telephone call from a representative of Skadden Arps, during which Skadden Arps described certain background matters. That same day, at the request of the Special Committee, Kaye Scholer spoke with a principal of Raine Securities LLC (“Raine”), the proposed financial advisor to the Special Committee and a firm with substantial expertise in media and entertainment corporate matters, concerning Raine’s prior relationships, if any, with the Company, Mr. Hefner, Rizvi Traverse and certain other third parties and confirming Raine’s independence with respect to its potential engagement.

At the direction of the Special Committee, Kaye Scholer also contacted representatives of Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) with regard to potentially retaining such firm as special Delaware counsel to the Special Committee and reviewing Morris Nichols’ independence from the Company’s management, Mr. Hefner, Rizvi Traverse and certain other third parties.

On August 25, 2010, the Special Committee held a meeting at which it approved the engagement letter with Kaye Scholer and, after deliberation, determined, subject to finalizing the engagement agreements, to retain Raine as financial advisor to the Special Committee and Morris Nichols as special Delaware counsel to the Special Committee.

Also on August 25, 2010, Kaye Scholer was contacted by Munger seeking to initiate discussions with the Special Committee through its advisors.

Also on August 25, 2010, the Board held a meeting attended by the independent directors at which members of senior management (including Mr. Flanders) updated them regarding certain developments at the Company, including with respect to the ongoing litigation and negotiations with DirecTV and discussions with Firm D regarding Project Synergy. After members of senior management (including Mr. Flanders) left the meeting, the members of the Special Committee informed the independent directors that it had hired Kaye Scholer as its legal advisor and was close to hiring a financial advisor.

From September l, 2010 to September 4, 2010, Kaye Scholer communicated with Skadden Arps and Morris Nichols regarding the status of litigation matters pending in the courts in Delaware and Illinois related to the proposal made by Mr. Hefner and certain prior matters. Kaye Scholer also initiated various calls with the Company’s General Counsel and Skadden Arps to obtain additional background information concerning the Company’s evaluation process conducted in 2009 which did not result in any definitive proposal to acquire the Company.

On September 2, 2010, the Special Committee approved the engagement letter with Raine under which none of Raine’s fees were contingent on the consummation of a transaction. The Special Committee discussed the scope of the Special Committee’s delegated authority in light of certain outside the ordinary course transactions being considered by the Company, including the Company’s consideration of Project Synergy and recommended that Kaye Scholer provide further analysis as to the scope of the Special Committee’ s authority. The Special Committee also discussed the availability of the Company’s alternatives to the going private transaction proposed by Mr. Hefner, including Project Synergy and a transaction with Firm E, although there was no assurance that an alternative transaction could be consummated based upon Mr. Hefner’s controlling share position.

On September 2, 2010, Sheppard communicated with Kaye Scholer as to certain matters regarding the Confidentiality Agreement and related matters.

Between September 6, 2010 and September 14, 2010, representatives of Raine had various communications with (i) the Company’s management team concerning financial and business diligence matters and the Company’s projected financial performance, (ii) Mr. Rosenzweig and representatives of Moelis and Rizvi Traverse regarding Mr. Hefner’s proposal and (iii) certain third parties, including the financial advisor for Firm E.

On September 7, 2010, the Company issued a press release announcing that the Special Committee had hired Raine as its financial advisor and Kaye Scholer as its legal advisor, thereby providing to any interested party information as to how to communicate to the Special Committee’s advisors.

From September 7, 2010 to October 15, 2010, at Raine’s request, the Company’s Chief Financial Officer and certain other members of the Company’s senior management discussed with representatives of Raine revisions to the Company’s five year projections previously sent to the Board to reflect Project Synergy and other current information.

On September 7, 2010, representatives of Raine had a communication with Firm E regarding its interest in a transaction with the Company.

On September 7, 2010, Raine received a call from a representative of Firm A asking some questions with respect to a possible proposal from Firm A.

On September 13, 2010, Kaye Scholer discussed with Skadden Arps a draft letter of intent for Project Synergy to ensure the inclusion of certain provisions in such letter of intent so that the Special Committee could continue to pursue any strategic alternative involving the Company delegated to the Special Committee and consistent with the Special Committee’s fiduciary duties. Kaye Scholer also discussed with Skadden Arps the possible expansion of the authority of the Special Committee to include the final authority to approve or reject a Project Synergy transaction because such a transaction would likely significantly affect the strategic transactions being explored by the Special Committee, even though Project Synergy was subject to the general oversight of the full Board, acting through all of the independent members of the Board.

On September 14, 2010, the Special Committee entered into an engagement letter hiring Morris Nichols as special Delaware counsel to the Special Committee.

On September 14, 2010, the Board held a meeting attended by the independent directors, also attended by Mr. Flanders, at which Mr. Flanders provided an update on discussions and potential terms for a non-binding term sheet regarding Project Synergy, subject to the parties continuing due diligence. After Mr. Flanders left the meeting, the independent directors discussed the impact of potential terms of the term sheet on the Special Committee’s ability to pursue a potential sale of the Company to Mr. Hefner or to any other party. The members of the Special Committee requested that its authority be expanded to require the Special Committee’s approval before the Company entered into any definitive agreement with respect to Project Synergy or any other transaction that could reasonably make consummation of the transaction with Mr. Hefner or an alternative proposal for the sale of the Company impracticable or inadvisable. The independent directors resolved to expand the authority of the Special Committee as requested and authorized officers of the Company to negotiate and execute a non-binding term sheet with Firm D.

On September 17, 2010, the Special Committee sent a letter to the Company’s senior management providing certain guidance to management and referencing management’s reporting obligations to the Special Committee with respect to any significant proposed business transaction that could bear on the Special Committee’s activities.

On September 30, 2010, at a meeting of the Special Committee, representatives of Raine outlined management’s five separate models for the Company’s projected performance for 2011-2014, consisting of a base case, upside case, downside case and base and upside cases assuming consummation of Project Synergy in 2011. The Special Committee also discussed Firm E’s interest in a potential transaction with the Company and instructed Raine to meet with Firm E to discuss the situation further.

On October 1, 2010, representatives of Raine had a discussion with a senior representative of Firm E and Firm E’s financial advisor, to review Firm E’s interest in exploring an acquisition of all or part of the Company. During such discussions, Firm E and its financial advisor described certain terms which they thought could make such a transaction acceptable to Mr. Hefner, including providing Mr. Hefner with continued editorial control over Playboy magazine and other ways to continue to be involved with the Company.

On October 4, 2010, representatives of Raine called Firm A to follow up on prior conversations.

On October 6, 2010, Kaye Scholer provided a preliminary report to the Special Committee of the status of the claim by DirecTV against the Company. Thereafter, representatives of Raine presented to the Special Committee Raine’s preliminary financial analysis of the Company, discussing the five financial models prepared by management and considered in Raine’s analysis, as well as the various valuation methodologies used by Raine. After deliberation, and review of Raine’s preliminary report as to the value of the Company, the Special Committee determined to engage with Mr. Hefner and Rizvi Traverse but not to make a counteroffer to Mr. Hefner and Rizvi Traverse at that time.

Between October 6, 2010 and November 4, 2010, the Special Committee received a diligence request list from Firm E’s financial advisor and the Special Committee and its advisors participated in negotiations regarding a non-disclosure and standstill agreement with Firm E. During this same time period, Kaye Scholer continued to discuss with Sheppard an amendment to the Confidentiality Agreement and related matters.

On October 7, 2010, a representative of Firm A responded to the calls from representatives of Raine. During such discussion, such representative suggested that under certain conditions Firm A may have interest in acquiring certain of the Company’s assets but not the Company itself.

On October 15, 2010, representatives of Raine provided representatives of Moelis and Rizvi Traverse with excerpts from the base case and upside case forecasts prepared by the Company’s management, both with and without Project Synergy.

On October 18, 2010, representatives of Raine met with representatives of Moelis and Rizvi Traverse to discuss the Company’s recent performance and the Company’s updated financial models previously provided to them by Raine.

Between October 19, 2010 and November 1, 2010, Rizvi Traverse and its advisors requested certain additional diligence materials and the Special Committee’s advisors provided such materials to Rizvi Traverse. During this time period, a representative of Moelis urged Raine to advise the Special Committee to make a counterproposal, and further advised that any proposal by the Special Committee at or above a $7.00 per Share price previously raised by Raine for discussion would be viewed by Moelis and Rizvi Traverse as inconsistent with the updated financial projections that had been provided.

On October 24, 2010, a representative from Raine met an agent of Plainfield at a public event and was advised by such agent that Plainfield was interested in discussing the proposal by Mr. Hefner and Rizvi. The representative of Raine advised Plainfield that he would call Plainfield back after consultation with the Special Committee.

On October 25, 2010, at Rizvi Traverse’s request, the Special Committee entered into a non-disclosure agreement with Rizvi Traverse, pursuant to which Rizvi Traverse provided the Special Committee with a copy of a certain expense reimbursement/fee arrangement previously entered into by Mr. Hefner and Rizvi Traverse and the form of certain additional agreements which Mr. Hefner and Rizvi Traverse proposed to enter into following receipt of the amendment to the Confidentiality Agreement and related matters (including as to certain agreements that would be entered into prior to consummation of a potential transaction with the Company).

On November 1, 2010, representatives of Raine and Kaye Scholer met with a senior representative of Firm E. Firm E’s representative indicated that Firm E had flexibility in considering alternative structures for a potential transaction between Firm E and the Company.

On November 2, 2010, at Firm E’s suggestion, representatives of Raine and Kaye Scholer met with the financial advisor of Firm E for several hours. During such meeting, Firm E’s financial advisor provided Raine with updated financial information concerning Firm E and a summary outlining three alternative transactions: (i) an all cash offer (at an unspecified price), (ii) a part cash, part stock transaction structured so that the Company would acquire Firm E and Firm E would thereby become a public company and (iii) a brief list of preliminary alternative concepts for potential division of the Company’s assets among Firm E, on the one hand, and Mr. Hefner and/or Rizvi Traverse, on the other hand. No specific proposal was made by Firm E’s financial advisor at the meeting. Firm E’s financial advisor indicated that there would be more value flexibility in a part cash, part stock transaction.

Later that same day, the Special Committee determined to continue discussions with Firm E, but to require that Firm E execute a requested standstill and non-solicitation agreement. At this meeting, the Special Committee also received from Raine a revised preliminary financial analysis, an update on the communications regarding Plainfield and a report that a representative of Moelis had urged Raine to provide a counterproposal to Mr. Hefner’s $5.50 per Share proposal in order to make progress, given the passage of time since Mr. Hefner’s July proposal. After discussion, the Special Committee resolved to direct its advisors to provide a counterproposal at $6.75 per Share following the execution of the amendment to the Confidentiality Agreement and related matters.

On November 4, 2010, the Special Committee approved the amendment to the Confidentiality Agreement and related matters which agreements were executed and delivered later on such date. Among other provisions, the amended Confidentiality Agreement extended the Rizvi Traverse standstill from December 31, 2010 to March 31, 2011 and modified a fee and expense reimbursement letter between Mr. Hefner and Rizvi Traverse to reduce Mr. Hefner’s obligations to Rizvi Traverse under certain circumstances. After delivery of such agreements, representatives of Raine met with representatives of Rizvi Traverse and representatives of Moelis and presented the Special Committee’s counterproposal of $6.75 per Share.

On November 9, 2010, the representatives of Rizvi Traverse and Mr. Hefner made a revised proposal to acquire all of the Shares not owned by Mr. Hefner at a price of $5.75 per Share. That same day, Firm E executed an amended non-disclosure agreement with the Special Committee, including standstill and non-solicitation provisions acceptable to the Special Committee.

On November 10, 2010, members of management of the Company advised the members of the Special Committee that Firm D had requested a 30-day extension of exclusivity under its letter of intent with respect to Project Synergy, which was then scheduled to expire shortly.

On November 11, 2010, the Special Committee discussed certain events that had transpired since the last meeting. Representatives of Raine reported that DirecTV had extended carriage of the Company’s programming to November 16, 2010, but issues remained as to both the settlement cost to the Company of resolving the pending litigation and other business terms requested by DirecTV. The Special Committee discussed the imminent expiry date for Firm D’s exclusivity period with respect to Project Synergy. The Special Committee instructed Raine to return the call from Plainfield in order to understand whatever Plainfield may propose. The Special Committee also instructed Raine to make a revised counterproposal to the representatives of Mr. Hefner and Rizvi Traverse for a transaction at $6.50 per Share in cash, representing the price at which the Company would complete an agreement with Mr. Hefner and Rizvi Traverse rather than await completion of Project Synergy and potentially realize incremental value from such transaction.

That same day, representatives of Raine met with representatives of Moelis and Rizvi Traverse and presented the Special Committee’s $6.50 revised counterproposal. After the meeting, representatives of Moelis advised Kaye Scholer that the presentation on behalf of the Special Committee had not been constructive, and that in light of the time that had passed since the July proposal by Mr. Hefner, Mr. Hefner and Rizvi Traverse were unwilling to wait potentially for an additional three month period while the Special Committee negotiated with Firm D for a potential Project Synergy transaction.

On November 14, 2010, the Special Committee discussed the proposed extension of the Project Synergy exclusivity period in light of the provisions in the Project Synergy letter of intent that permitted the Special Committee to continue discussions with Mr. Hefner and Rizvi Traverse and third parties.

On November 15, 2010, Kaye Scholer was advised by representatives of Moelis, that representatives of Mr. Hefner had met that morning with Rizvi Traverse. A representative of Moelis advised Kaye Scholer that if Project Synergy was likely to be consummated, it could possibly provide upside after signing to the Company’s stockholders (other than the members of the Purchaser Group) from the purchase price of $5.75 per Share being proposed by them. Kaye Scholer advised a representative of Moelis that the Special Committee’s preference was that the value of Project Synergy should be reflected in the price from Mr. Hefner and Rizvi Traverse upfront, and not be contingent. A representative of Moelis advised Kaye Scholer that Mr. Hefner would not support any transaction that he believed to be inconsistent with the Playboy brand or legacy.

Later on that same day, representatives of Raine had discussions with a representative of Moelis during which representatives of Moelis made on behalf of Mr. Hefner and Rizvi Traverse a revised proposal of $5.90 per Share. Representatives of Raine informed a representative of Moelis that it believed the Special Committee would not be willing to proceed with any transaction at that price and that Mr. Hefner and Rizvi Traverse should not expect any future price movements by the Special Committee to be symmetrical.

On November 16, 2010, the Special Committee met and discussed the revised proposal from Mr. Hefner and Rizvi Traverse. Representatives of Raine provided the Special Committee with a preliminary financial analysis with respect to a transaction at $5.90 per Share. The Special Committee directed Raine to advise representatives of Mr. Hefner and Rizvi Traverse that, consistent with its prior communications, the Special Committee still believed that $6.50 per Share was appropriate as part of an overall transaction which included a concurrent Project Synergy transaction, but would be willing to support a price of $6.40 per Share if Mr. Hefner and Rizvi Traverse took the risk of Project Synergy not being consummated.

Later that same day, Mr. Flanders advised Firm D on the need for a timeline that would produce an agreement prior to the expiration of its exclusivity period, which had been extended for 30 days. Mr. Flanders also provided information to the Special Committee on Firm D’s need for financing to complete Project Synergy and the status of Firm D’s financing process.

On November 18, 2010, as instructed by the Special Committee, Raine advised representatives of Moelis and Rizvi Traverse that the Special Committee still believed that $6.50 per Share was appropriate as part of an overall transaction inclusive of Project Synergy but that the Special Committee would be willing to support a $6.40 per Share price if Mr. Hefner and Rizvi Traverse took the risk of consummation of Project Synergy.

Later that day, a representative of Moelis communicated a revised offer from Mr. Hefner and Rizvi Traverse to the Special Committee of $6.00 per Share and suggested there was limited additional price flexibility.

That same day, representatives of Raine had discussions with the financial advisor of Firm E. Representatives of Raine advised the financial advisor that with respect to an entire company transaction, which such financial advisor indicated would have a significant equity component, the Raine representatives believed that the Special Committee would require that Firm E be competitive in the cash portion per Share which Firm E would have to offer, given the fact that Firm E’s shares were private and would be difficult to value and in light of Mr. Hefner’s ability to veto any such transaction. Representatives of Raine discussed their concern that Firm E was highly leveraged making it difficult to achieve an acceptable deal for the entire Company, even if supported by Mr. Hefner. Representatives of Raine then discussed with the financial advisor Firm E’s potential interest in purchasing specific assets as part of an overall transaction with Mr. Hefner and Rizvi Traverse.

On November 19, 2010, the Special Committee discussed the desirability of requesting Plainfield to enter into a tender and support agreement with the Company. Representatives of Raine also presented updated preliminary financial analysis materials to the Special Committee. The Special Committee determined to make a counterproposal to Mr. Hefner and Rizvi Traverse for a transaction at $6.25 per Share in cash, in part on the basis that the Special Committee could be in a position to obtain support from Plainfield which would potentially accelerate the date of consummation of any agreed-upon transaction and reduce deal execution risk, both of which might be of value to Mr. Hefner and Rizvi Traverse.

Later that same day, Raine was advised by representatives of Moelis and Rizvi Traverse that Mr. Hefner and Rizvi Traverse were prepared to offer $6.15 per Share and again that there was very little, if any, further flexibility on price. Representatives of Raine advised the representatives of Mr. Hefner and Rizvi Traverse that it believed the Special Committee would support a transaction at $6.25 per Share on the assumption that Plainfield would enter into a tender and support agreement at such price.

On November 21, 2010, a representative of Moelis communicated a revised offer from Mr. Hefner and Rizvi Traverse to the Special Committee of $6.20 per Share.

On November, 22, 2010, the Special Committee instructed Raine to deliver to Firm E as soon as available the financial diligence materials requested by Firm E related to both the entire Company and particular assets, subject to competitive limitations and protections as applicable. Notwithstanding the fact that the Special Committee’s counterproposal of $6.25 per Share had not been accepted, the Special Committee also resolved that its advisors should proceed with the negotiation of a merger agreement with Mr. Hefner and Rizvi Traverse to determine whether material non-price terms satisfactory to the Special Committee could be achieved, while the price negotiations continued.

On November 28, 2010, Kaye Scholer delivered to Moelis, Munger, Rizvi Traverse and Sheppard a draft of the Merger Agreement.

On November 30, 2010, representatives of Raine had a further discussion with a senior representative of Firm E during which Raine reiterated that it believed that with respect to a transaction for the entire Company, which the Special Committee might not be able to deliver in any event, Firm E would have to be competitive with the Company’s alternative from a cash perspective (notwithstanding any value accorded to an equity component). Firm E continued to express interest in a transaction involving the Company’s adult television and digital business units as well as the Playboy brand as part of a transaction with Mr. Hefner and Rizvi Traverse.

On December 3, 2010, representatives of Raine contacted a representative of Plainfield to discuss scheduling an in-person meeting to discuss Plainfield potentially supporting a transaction involving the Company that would be supported by the Special Committee. Representatives of Raine and Plainfield scheduled a meeting for the following week.

Also on December 3, 2010, Sheppard sent a non-exclusive list of issues on the draft Merger Agreement, including the scope of restrictions on the Company seeking other acquisition proposals and the Board’s ability to change its recommendation to stockholders, the Company’s representations and warranties, Purchaser’s representations and warranties concerning financing and the Company’s direct remedies against the debt and equity financing sources, covenants concerning the interim operations of the company, the Company’s obligation to cooperate in the syndication of debt financing and other conditions to consummation, Company and Purchaser termination rights and the scope of remedies available to the Company.

On December 4, 2010, Kaye Scholer received a revised draft of the Merger Agreement from Sheppard and Munger.

On December 6, 2010, representatives of Raine discussed with a senior representative of Firm E and Firm E’s financial advisor a potential sale to Firm E of the Company’s adult television and digital business units. The parties focused on a sale of these adult assets although Firm E expressed a desire for more information both with respect to such assets and information on the Company as a whole.

Later that same day, Mr. Rosenthal updated the Special Committee, based on his communications with Mr. Flanders, as to the status of Project Synergy and the DirecTV negotiations. Mr. Rosenthal reported that Company management did not believe that Project Synergy would be signed before the end of the year. Moreover, the Special Committee discussed the terms of the revised draft of the Merger Agreement it received and the major areas of concern. The Special Committee also discussed concerns regarding Purchaser’s financing and the limited information that the Special Committee had as to Purchaser’s proposed financing. The Special Committee determined to send a letter to Rizvi Traverse formally requesting evidence of Purchaser’s financing commitments.

On December 7, 2010, the Special Committee’s advisors met with representatives of Mr. Hefner’s advisors, Rizvi Traverse and Rizvi Traverse’s advisors concerning issues related to the draft Merger Agreement. The issues discussed at such meeting included the structure of the proposed transaction, termination rights, the amounts of the termination fees payable by the Company and Purchaser and the circumstances under which they would become payable, Purchaser’s financing, and the circumstances under which the Board could change its recommendation to stockholders. At the meeting, the Special Committee’s advisors delivered the letter to Rizvi Traverse requesting evidence of Purchaser’s financing commitments. Rizvi Traverse promised to deliver the equity commitment letters promptly and reiterated that delivery of the debt commitment letter would trigger a substantial fee that Rizvi Traverse was unwilling to incur at that stage of the negotiations.

On December 8, 2010, the Special Committee met and discussed the events that had transpired since the last meeting of the Special Committee. Representatives of Raine provided an update on discussions with Firm E including with respect to diligence materials provided.

Also on December 8, 2010, Firm E provided Raine a supplemental due diligence request list related to the Company’s adult television/entertainment, digital and certain other assets.

On December 9, 2010, the Board held a meeting attended by the independent directors to receive an update on Mr. Hefner’s proposal and the actions taken by the Special Committee and its advisors since the last meeting of the independent members of the Board. Representatives of Skadden Arps, Kaye Scholer and Raine attended the meeting, and Mr. Flanders participated in a portion of the meeting. After an update by the Special Committee, Kaye Scholer reviewed with the independent directors the course of events leading up to and following the proposal made by Mr. Hefner. Representatives of Raine reviewed with the independent directors preliminary financial analyses Raine prepared, including the basis for its preliminary valuation, the assumptions made and the methodologies employed in developing the valuation. Representatives of Raine also updated the independent directors on recent conversations it had had with Plainfield. Representatives of Raine then provided a detailed overview of the issues in its ongoing negotiations with Mr. Hefner and Rizvi Traverse, and Kaye Scholer provided a review of the material terms and conditions of the then current draft Merger Agreement and other draft transaction documents. The Special Committee and its advisors updated the independent directors on the status of their review of Project Synergy. Before the conclusion of the meeting, senior management updated the independent directors on certain developments at the Company, including the litigation with DirecTV.

On December 10, 2010, Sheppard sent the Special Committee a draft of the equity commitment letter and a draft of the conditions to closing applicable to the debt financing.

On that same day, representatives of Raine met with Plainfield to discuss a potential agreement by Plainfield to support a transaction that the Special Committee might recommend. During such meeting, Plainfield informed Raine that its minimum required purchase price in connection with a tender and support agreement (as opposed to a sale to the Company of its shares) was $6.50 per Share. Representatives of Raine advised Plainfield that its price was likely not achievable. Representatives of Raine also made it clear that all public stockholders of both Class A Common Stock and Class B Common Stock would receive the same cash price per Share.

On December 11, 2010, Kaye Scholer sent a revised draft of the Merger Agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

On December 13, 2010, representatives of Raine and Kaye Scholer had in-person meetings with representatives of Rizvi Traverse, Moelis, Sheppard and Munger during much of the entire day with respect to the draft Merger Agreement and the proposed transaction. At these meetings, the parties made substantial progress on a number of key points including deal certainty, termination rights and remedies.

From December 13, 2010 through December 15, 2010, representatives of Raine had various discussions with Plainfield concerning Plainfield’s potential interest in supporting a transaction that the Special Committee might recommend in the future. During such discussions, Plainfield agreed to accept a minimum price of $6.25 per Share.

On December 14, 2010, following a request by representatives of Raine, the Special Committee received Firm E’s indication of interest separately related to (i) the Company’s adult assets (television and digital), (ii) the Company’s adult digital, broadcast and digital assets (including Playboy branded) and the Company’s status as a publicly traded entity, and (iii) the entire Company. The indication of interest for the entire Company did not indicate how much of the aggregate purchase price consisted of cash and what value would be accorded to the portion of the price based on an equity component. Representatives of Raine noted that the aggregate value for an entire Company deal was the same amount which had been publicly proposed by Firm E and was less than the value then being proposed by Rizvi Traverse and Mr. Hefner.

On that same day, Sheppard and Munger circulated a revised draft Merger Agreement to Kaye Scholer and Raine.

On December 15, 2010, Kaye Scholer provided comments on the draft Merger Agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

On that same day, Kaye Scholer sent a draft of the proposed tender and support agreement to Plainfield.

Also on that same day, members of management of the Company and representatives of Raine met with Firm E to discuss the potential sale of the adult assets and the other transactions contemplated by Firm E’s indication of interest. Firm E provided further insight into their financing capabilities for a transaction with the Company and focused the discussion on the Company’s (i) adult assets (TV and digital) and (ii) adult digital, broadcast and digital assets (including Playboy branded) and the Company’s status as a publicly traded entity.

On December 16, 2010, Sheppard and Munger circulated a revised draft of the Merger Agreement to Kaye Scholer and Raine. On that date, Raine received and shared with Rizvi Traverse and Moelis, a term sheet with respect to the potential settlement of the DirecTV litigation. During this time period, Rizvi Traverse advised the Special Committee that it would not sign the Merger Agreement until there was a binding settlement of the DirecTV litigation.

On December 17, 2010, Kaye Scholer provided a legal update to Skadden Arps. On that date, representatives of Raine and the Company’s management provided an update to representatives of Mr. Hefner, Rizvi Traverse, Sheppard and Munger on the DirecTV settlement. That same day, the Special Committee and its representatives received a revised draft of the Merger Agreement from Sheppard and Munger.

On December 17, 2010, representatives of Raine delivered to Firm E additional due diligence materials they had received from the Company.

On December 18, 2010, the Special Committee met and discussed events since their last meeting related to DirecTV, Project Synergy and certain limitations on overall transaction expenses being requested by Rizvi Traverse. In addition, the Special Committee discussed the Merger Agreement and the material open points, in particular a proposed minimum cash condition requested by Rizvi Traverse and the termination provisions and remedies.

From December 18, 2010 to December 24, 2010, the Special Committee and its advisors, Rizvi Traverse and its advisors and representatives of Mr. Hefner’s advisors continued to negotiate the terms of the proposed Merger Agreement and various ancillary documents.

On December 18, 2010, the Board held a meeting attended by the independent directors to receive a further update on Mr. Hefner’s proposal and the actions taken by the Special Committee and its advisors since the December 9, 2010 meeting. Representatives of Skadden Arps, Kaye Scholer and representatives of Raine attended the meeting and Mr. Shapiro participated by telephone. After an update by the Special Committee, Kaye Scholer provided an update to the independent directors regarding the key issues in its ongoing negotiations with Mr. Hefner and Rizvi Traverse. Kaye Scholer and Raine discussed the status of discussions with Plainfield. Representatives of Raine then reviewed preliminary financial analyses prepared by Raine that had been updated since the December 9, 2010 meeting to reflect additional details regarding the projections of management used in such valuation. Representatives of Raine discussed the effect of a potential transaction with Firm D on its valuation analysis.

During the week of December 19, 2010, representatives of Raine received and responded to follow-up diligence questions from Firm E, in addition to participating in a telephone conference with Firm E.

On December 20, 2010, Sheppard and Munger circulated a revised draft of the proposed Merger Agreement to Kaye Scholer and Raine. On such date, Kaye Scholer responded with comments on such draft.

On that same day, Kaye Scholer sent a revised draft of the proposed tender and support agreement to Plainfield.

Over the week ending December 24, 2010, representatives of the Special Committee discussed the revised proposed form of tender and support agreement with Plainfield. Plainfield provided signature pages in escrow on December 24, 2010 in the event the Company determined to proceed with a transaction at $6.25 per Share or more.

On December 24, 2010, Sheppard and Munger circulated a revised draft of the Merger Agreement.

On December 24, 2010, the Special Committee met and discussed developments since the last meeting of the Special Committee, including (i) the proposed resolution with DirecTV, (ii) the potential sale of the Company’s adult business, (iii) the status of Project Synergy, (iv) the amount of the overall Company transaction costs and (v) the material open points in the draft Merger Agreement. The Special Committee underscored the continued importance of conducting “due diligence” on Purchaser’s financing sources and requested that Raine attempt to immediately obtain such information.

On December 28, 2010, at a meeting of the Special Committee, representatives of Raine reported on the financial due diligence of Purchaser’s proposed equity and debt financing. The Special Committee discussed the material open items in the proposed Merger Agreement, including the timing and impact of the lender’s requirement of a 21 consecutive business day marketing period to syndicate the debt before being required to fund the debt facilities (noting that the lender’s obligation to fund was not conditional on the success of any such syndication) and the proposed minimum cash condition.

On December 28, 2010, Kaye Scholer distributed a revised draft of the Merger Agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

From December 29, 2010 through December 31, 2010, representatives of Rizvi Traverse and Mr. Hefner and representatives of the Special Committee had various discussions regarding the Merger Agreement and related documents.

On December 29, 2010, Rizvi Traverse was provided a copy of the recently completed final form of DirecTV documentation. An exhibit to such documentation contained an estimate of the current number of Company subscribers on the DirecTV service, which had declined by more than 50,000 subscribers from the then estimated subscriber rates. The main reason for the decline was that, during the pendency of the dispute, DirecTV did not allow for new subscriptions to the Company’s service and the normal loss of existing subscribers, known as “churn”, therefore was not offset as it normally would be by new subscribers, resulting in a net loss of subscribers.

On December 30, 2010, representatives of Raine, the Company and Firm E had a telephone conference to further discuss follow-up diligence matters. That same day, Sheppard and Munger distributed a revised draft of the Merger Agreement to Kaye Scholer and Raine.

On December 31, 2010, Kaye Scholer distributed a revised draft of the Merger Agreement to Rizvi Traverse, Moelis, Sheppard and Munger.

On December 31, 2010, representatives of Raine had a telephone discussion with Rizvi Traverse during which call Rizvi Traverse expressed concern at what it characterized as the significant unexpected decrease in DirecTV subscribers which Rizvi Traverse believed, when combined with higher estimated Company transaction expenses and other recent adverse events at the Company, was putting significant pressure on the Rizvi Traverse valuation and therefore the proposed transaction price.

On January 1, 2011, the Special Committee met and discussed the status of negotiations with Rizvi Traverse and further updates with respect to the potential sale of the Company’s adult assets to Firm E. The Special Committee and its advisors discussed the contingency that Mr. Hefner and Rizvi Traverse might propose to lower the proposed transaction price in light of the decreased number of Company’s DirecTV subscribers, higher estimated Company transaction expenses and other recent adverse events at the Company. The Special Committee discussed possible ways to maintain the price per Share to stockholders, including through the Purchaser Group covering a portion of the shortfall.

On January 2, 2011, representatives of Raine participated in a conference call with representatives of Rizvi Traverse and representatives of Moelis, as well as Mr. Flanders concerning DirecTV. In the call, Rizvi Traverse advised that it was only willing to proceed with the proposed transaction at the reduced price to the holders of the Company’s Shares of $6.00 per Share in light of the DirecTV subscriber decline, higher estimated Company transaction expenses and other recent adverse events at the Company. Rizvi Traverse further stated that it was prepared to proceed via long-form merger subject to stockholder vote instead of a two-step tender offer transaction if Plainfield was not willing to tender at such price.

Later that day, the Special Committee met to discuss the conference call regarding DirecTV. At the meeting, members of the Special Committee asked numerous questions and instructed Raine to communicate with Moelis regarding the importance of maintaining the agreed upon price, including through the Purchaser Group covering a portion of the shortfall.

On January 4, 2011, representatives of Raine had further communications with representatives of Moelis during which a representative of Moelis advised that they believed Rizvi Traverse was prepared to move forward at a price of $6.10 per Share. The representatives of Raine discussed with a representative of Moelis whether the Purchaser Group would cover a portion of the shortfall such that the price remained at $6.25 per Share or would be reduced to no lower than $6.20 per Share, although the representatives of Raine indicated they had no authority from the Special Committee to agree to any price change below $6.25 per Share. Rizvi Traverse communicated to Raine that it wanted to meet directly with the members of the Special Committee to explain its position and the reasons for the price change.

On January 5, 2011, representatives of Raine and Kaye Scholer had a discussion with Plainfield during which Plainfield was advised about the potential for a price decrease. After some discussion, Plainfield indicated that it was willing to tender into a transaction with a purchase price of no less than $6.15.

Also on January 5, 2011, the Special Committee and its representatives, along with Rizvi Traverse and its representatives met to discuss Rizvi Traverse’s new proposed price. At such meeting, the Special Committee determined that it would support either a reduced price of $6.20 per Share with no change to the non-price terms of the Merger Agreement or a price of $6.15 per Share but only if the minimum cash balance condition to closing Rizvi Traverse was requesting was eliminated and Rizvi Traverse’s expense cap payable upon a change in recommendation breach by the Company was reduced to $3.0 million (from $5.0 million). At the time it made this offer, the Special Committee believed that Rizvi Traverse and Mr. Hefner would be unwilling to proceed at $6.20 per Share and the Special Committee wished as part of any price concession to obtain the benefit of greater certainty of closing by eliminating the minimum cash condition. After negotiation, Rizvi Traverse agreed that in exchange for the lower price of $6.15, it would (i) eliminate the minimum cash condition that it had previously required, allowing for more deal certainty and (ii) lower the expense reimbursement cap to $4.0 million.

Between January 5, 2011 and January 7, 2011, representatives of advisors to the Special Committee, Rizvi Traverse and Mr. Hefner worked to finalize the draft Merger Agreement and related documents. The key open points were the termination rights and remedies, including the scope of the Company’s right to specific performance.

On January 7, 2011, Sheppard sent Kaye Scholer for its initial review a draft of Purchaser’s debt commitment letter. Between January 7, 2011 and the morning of January 9, 2011, representatives of Kaye Scholer and Skadden Arps worked with Sheppard to negotiate with counsel to the lender to reduce the conditionality of the debt commitment letter.

On January 8, 2011, after an all-day meeting at the offices of Kaye Scholer, representatives of Rizvi Traverse and Rizvi Traverse’s and Mr. Hefner’s advisors and the Special Committee’s advisors agreed upon the final terms of the Merger Agreement and related documents, subject to resolution of a few items on ancillary documents, to be presented to the Special Committee and the Board on January 9, 2011.

On the evening of January 8, 2011, Kaye Scholer distributed to the Board the Merger Agreement and the agreements related thereto together with a summary of such agreements.

On January 9, 2011, the Special Committee met and discussed events since the last meeting of the Special Committee. Kaye Scholer reviewed with the Special Committee the general fiduciary duties under Delaware law applicable to actions by members of the Board or committees thereof, as well as the standard of review applicable to the proposed going private transaction initiated by the Company’s controlling stockholder. Mr. Rosenthal informed the Special Committee of his conversation the prior day with Mr. Rosenzweig during which Mr. Rosenzweig confirmed that he had spoken with Mr. Hefner and that Mr. Hefner was still, for reasons including those set forth in his July 8, 2010 letter to the Board, not interested in any sale or merger of the Company, sale of his interest in the Company to a third party or working with any party other than Rizvi Traverse to undertake a purchase of the Company. Members of the Company’s senior management, including Messrs. Flanders, Pachler and Shapiro joined part of the meeting. Management gave its recommendation of the transactions, addressed certain financial matters and confirmed its comfort with the representations, warranties and operating covenants in the Merger Agreement. Representatives of Skadden Arps joined part of the meeting and described the negotiation of the terms of the equity and debt commitment letters. Representatives of Raine provided an updated financial analysis and then rendered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that as of the date of the opinion, and based upon and subject to various assumptions made, matters considered and limitations described in its opinion, the consideration to be received by the holders of Shares (other than members of the Purchaser Group) pursuant to the Merger Agreement was fair to such holders from a financial point of view.

Kaye Scholer reviewed the resolution of the last remaining principal open issues in the Merger Agreement as well as the equity commitment letters, the debt commitment letter and the Guarantee. Kaye Scholer then reviewed the terms of the Merger Agreement, the equity commitment letters, the debt commitment letter and the Guarantee as well as the other material terms of the transaction.

After considering the terms of the Merger Agreement and other related transaction documents and the various presentations of Raine, the legal advisors and the Company’s management, the Special Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, was advisable and fair to and in the best interests of the Company’s stockholders (other than the members of the Purchaser Group) and, subject to the formal approval of the Board, as required by Delaware law, the Special Committee approved the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the Special Committee recommended that the Board (1) approve and declare advisable to the Company and its stockholders (other than the members of the Purchaser Group) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) direct the Company to enter into and deliver the Merger Agreement, the Support Agreement and the Guarantee and (3) recommend that the Company’s stockholders (other than the members of the Purchaser Group) accept the Offer, tender their Shares to Sub pursuant to the Offer and, to the extent required by applicable law, that the Company’s stockholders (other than the members of the Purchaser Group) vote to adopt the Merger Agreement and approve the Merger.

Following the Special Committee meeting, in the evening of January 9, 2011, the Board held a meeting at which all of the members of the Board, representatives of Skadden Arps, Kaye Scholer and Raine were present. The Special Committee provided the Board with an update on the actions taken by the Special Committee and its advisors and the course of negotiations with Mr. Hefner and Rizvi Traverse since the December 18, 2010 meeting. Representatives of Raine made a presentation to the Board summarizing its financial analysis of the $6.15 per Share consideration and responded to questions from the Board. Raine also delivered its oral opinion that the $6.15 per Share consideration was fair from a financial point of view to the holders of Shares (other than the members of the Purchaser Group). Kaye Scholer reviewed with the directors the negotiated terms of the Merger Agreement and related transaction documents, including the Support Agreement, Guarantee, debt commitment letter and equity commitment letters, as well as the agreements between Mr. Hefner and Rizvi

Traverse and Mr. Flanders’s Rollover Agreement and employment agreement with the Sub to take effect after the consummation of the Merger. Mr. Rosenthal then informed the Board that at the Special Committee meeting held earlier in the day, the Special Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable and fair to and in the best interests of the Company’s stockholders (other than the members of the Purchaser Group) and, subject to the formal approval of the Board, as required by Delaware law, the Special Committee approved the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the Special Committee recommended that the Board (1) approve and declare advisable to the Company and its stockholders (other than the members of the Purchaser Group) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) direct the Company to enter into and deliver the Merger Agreement, the Support Agreement and the Guarantee and (3) recommend that the Company’s stockholders (other than the members of the Purchaser Group) accept the Offer, tender their Shares to Sub pursuant to the Offer and, to the extent required by applicable law, that the Company’s stockholders (other than the members of the Purchaser Group) vote to adopt the Merger Agreement and approve the Merger. Mr. Rosenthal also reviewed with the directors certain of the factors the Special Committee took into account in approving the Merger Agreement and the transactions contemplated thereby. Kaye Scholer and Skadden Arps also made a presentation regarding the directors’ fiduciary duties in considering the authorization of the Merger Agreement and determining to recommend to the Company’s stockholders that they tender their Shares in the Offer and, to the extent required by applicable law, that the Company’s stockholders (other than the members of the Purchaser Group) vote to adopt the Merger Agreement and approve the Merger. Messrs. Rosenzweig and Flanders then left the meeting and the independent directors then reviewed the proposed transaction with the Special Committee and its advisors. Following these discussions, Messrs. Rosenzweig and Flanders rejoined the meeting, and the Board voted unanimously to approve the Merger Agreement and all agreements related thereto. The Board also resolved, among other things, (i) to approve and declare advisable to the Company and its stockholders (other than the members of the Purchaser Group) the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to recommend to the Company’s stockholders that they tender their Shares into the Offer and, to the extent required by applicable law, that the Company’s stockholders (other than the members of the Purchaser Group) vote to adopt the Merger Agreement and approve the Merger, (ii) to issue the Top-Up Option Shares to Sub, if applicable, following Sub’s acceptance of the Shares tendered in the Offer and (iii) to approve for purposes of Section 203 of the DGCL the Merger Agreement and the other transaction documents, including the agreements between or among Mr. Flanders or Mr. Hefner, on the one hand, and Purchaser, Sub or their affiliates, on the other hand, and the transactions contemplated by each of the foregoing, including, without limitation, the Offer and the Merger, and that such agreements and the transactions contemplated thereby, including, without limitation, the acquisition of the Shares by Purchaser and Sub pursuant to the Merger Agreement and the other transaction documents, shall not cause any person or entity to be subject to the restrictions on “business combinations” set forth in Section 203.

Late in the evening on January 9, 2011, the Company, Purchaser, Sub, the lender under the debt commitment letter, the investors under the equity commitment letters and the Guarantors under the Guarantee executed and delivered the Merger Agreement and ancillary documents, as applicable. On January 10, 2011, before the opening of the New York Stock Exchange, the Company issued a press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors

Special Committee

The Special Committee, with the advice and assistance of its independent legal and financial advisors, evaluated and negotiated the proposal from Mr. Hefner and Rizvi Traverse, including the terms and conditions of the Merger Agreement and the transactions contemplated thereby, in 24 Special Committee meetings attended in each case by all of the members of the Special Committee over the course of approximately five months. The Special Committee, by unanimous vote at a meeting held on January 9, 2011, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders (other than the members of the Purchaser Group), including the Company’s unaffiliated stockholders, and subject to the formal approval of the Board, as required by Delaware law, approved the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, at such Special Committee meeting, the Special Committee recommended that the Board (1) approve and declare advisable to the Company and its stockholders (other than the members of the Purchaser Group), the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) direct the Company to enter into and deliver the Merger Agreement, the Support Agreement and the Guarantee and (3) recommend that the Company’s stockholders (other than the members of the Purchaser Group) accept the Offer, tender their Shares to Sub pursuant to the Offer and, to the extent required by applicable law, that the Company’s stockholders (other than the members of the Purchaser Group) vote to adopt the Merger Agreement and approve the Merger. In reaching its determination, the Special Committee consulted with and received the advice of its independent financial and legal advisors and the Company’s independent legal advisors as well as consulted with and received advice and a presentation from the Company’s executive officers as to certain elements of the Merger Agreement (including the representations and warranties, Company disclosure schedules and operating covenants post signing).

In determining that the Merger Agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of the Company’s stockholders (other than the members of the Purchaser Group), including the Company’s unaffiliated stockholders, and recommending the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to the Board, the Special Committee considered a number substantive factors, including those summarized below.

Factors that the Special Committee considered to be generally positive or supportive in making its determination and recommendation include, but are not limited to, the following:

•

The Offer and the Merger would provide the holders of shares of the Class A Common Stock and shares of the Class B Common Stock (other than Messrs. Hefner and Flanders) with the same cash consideration of $6.15 per Share.

•

The per Share consideration of $6.15 represents a 56.1% premium over the closing Class B Common Stock per share price as of July 9, 2010 of $3.94 on the trading day prior to the announcement of Mr. Hefner’s initial indication of interest.

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The per Share consideration of $6.15 represents a 54.9% premium over the closing Class A Common Stock per share price as of July 9, 2010 of $3.97 on the trading day prior to the announcement of Mr. Hefner’s initial indication of interest.

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The per Share consideration of $6.15 represents an 18.3% premium over the closing Class B Common Stock per share price as of January 7, 2011 of $5.20 on the trading day prior to the announcement of the agreed upon transaction.

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The per Share consideration of $6.15 represents an 18.0% premium over the closing Class A Common Stock per share price as of January 7, 2011 of $5.21 on the trading day prior to the announcement of the agreed upon transaction.

•

The per Share consideration of $6.15 represents an 11.8% premium over the price in Mr. Hefner’s initial indication of interest on July 8, 2010, notwithstanding various adverse developments in the Company’s business and results of operations, including the DirecTV dispute and loss of DirecTV subscribers in connection with such dispute and the write-down of various programming assets.

•

The Special Committee’s belief that it was unlikely that any other strategic transaction with a third party could be consummated at this time in light of Mr. Hefner’s stated position (contained in the letter, dated July 8, 2010, from Mr. Hefner to the Board and subsequently confirmed and reconfirmed to the Special Committee) that out of his concerns for, amongst other matters, the Company brand, the editorial direction of Playboy magazine and the Company’s legacy, he (as the owner of approximately 69.5% of the Company’s voting Class A Common Stock and approximately 27.5% of the Company’s non-voting Class B Common Stock) would not agree to any other transaction involving a sale of his stake in the Company or enter into discussions with any other financial sponsor (or any other party as to whom Mr. Hefner had concerns regarding the Company’s brand or legacy) as part of a going-private transaction.

•

The Special Committee’s belief that the Offer Price represented the highest per-share consideration that could be obtained from Mr. Hefner and Rizvi Traverse, especially in light of recent adverse developments in the Company’s business and results of operations.

•

The opinion received by the Special Committee from its financial advisor, Raine, delivered orally at the Special Committee meeting on January 9, 2011 and subsequently confirmed in writing, to the effect that as of January 9, 2011, based upon, and subject to, the assumptions made, matters considered and limitations set forth therein, the $6.15 to be received by the holders of Shares (other than members of the Purchaser Group) pursuant to the Merger Agreement is fair to such holders from a financial point of view as more fully described to such holders under the heading “—Opinion of Raine Securities LLC” below.

•

The Support Agreement from Plainfield, an institutional investor and collectively the largest holder of Class A Common Stock other than Mr. Hefner with approximately 19.05% of the outstanding shares of Class A Common Stock, to tender into the Offer allowing the Offer and Merger potentially to be consummated quicker using the short-from merger procedures under the DGCL. Further, that the decision and valuation made by Plainfield was made independently of Mr. Hefner and Rizvi Traverse.

•	The terms of the Merger Agreement, principally:

•

the non-waivable requirement that the transaction be approved through the valid tender and non-withdrawal of that number of shares of Common Stock (treating shares of Class A Common Stock and shares of Class B Common Stock as a single class for this purpose) which constitute more than fifty percent (50%) of the shares of Common Stock outstanding on the date of purchase other than the shares of Common Stock held by Mr. Hefner (or his affiliates, including any trust for his benefit), any member of the Company’s management who will be subject to a rollover agreement or by any other member of the Purchaser Group;

•

that the Merger Agreement allows the Board (acting through the Special Committee or otherwise) to withdraw, amend, qualify and modify its recommendation if (1) the Board (acting through the Special Committee or otherwise) receives an acquisition proposal from a third party which the Board (upon recommendation by the Special Committee) determines in good faith, after consultation with financial and legal advisors, constitutes a superior proposal and not making a superior proposal determination would be inconsistent with its fiduciary duty under applicable law or (2) the Board (upon recommendation by the Special Committee) determines in good faith that an intervening event has occurred and the Board (upon recommendation by the Special Committee) determines in good faith, after consultation with financial and legal advisors, that not making a change in recommendation due to such intervening event would be inconsistent with its fiduciary duties under applicable law;

•

that while the Merger Agreement contains a covenant prohibiting the Company from (1) soliciting third party acquisition proposals, (2) providing confidential information to third parties and (3) engaging in discussions and negotiations with third parties, it allows the Company the opportunity to (a) respond to unsolicited third-party acquisition proposals, (b) provide confidential information and (c) have such discussions and negotiations if the Board (acting through the Special Committee or otherwise) determines in good faith could reasonably result in a superior proposal and determines, after consultation with its financial and legal advisors, that such action is necessary for the Board (acting through the Special Committee or otherwise) to act in a manner consistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders imposed by applicable law;

•

that the Merger Agreement allows continued discussions and negotiations of certain excluded transactions (including in connection with the potential sale of the Company’s adult assets) and the right to enter into an agreement to sell, and the right to sell, the Company’s non-Playboy branded adult assets on or after May 1, 2011 (subject to the possible extension of such date under certain circumstances), since the consummation of such a transaction could allow the Company to enhance its liquidity particularly if the contemplated transaction with Mr. Hefner and Rizvi Traverse does not close prior to such time;

•

that the Company has a right, under certain circumstances, to (1) specific performance including to compel consummation of the Offer and the Merger, (2) a $20 million Purchaser termination fee and (3) a limited guarantee from certain Rizvi Traverse funds for the $20 million Purchaser termination fee as well as certain enforcement costs; and

•	that there is no financing contingency to the obligation of Purchaser and Sub to consummate the contemplated transactions.

•

The fact that if the transaction is consummated, the Company’s stockholders (other than Messrs. Hefner and Flanders) will receive cash consideration resulting in certainty for the such stockholders receiving this value versus the risks and uncertainty associated with such stockholders receiving value in the future tied to the future operations of the Company’s business and all the risks associated with the Company achieving the necessary future performance.

•

The existence of appraisal rights under the DGCL in the Merger for Company stockholders who do not tender into the Offer and who perfect such rights, allowing them to have a Delaware court determine the fair value of their Common Stock.

•

The fact that the Company, with the assistance of Lazard, the Company’s financial advisor, undertook a broad third party solicitation process in late-2009 contacting more than 40 parties to explore the Company’s strategic alternatives, including the possible sale of the Company, which process did not result in any party making a definitive offer at all, let alone at or above the price of $6.15 per share of Common Stock. Further, the fact that the Special Committee found limited interest among likely third party strategic and financial buyers for the business in part due to the challenges in the Company’s operations as well as the control position of Mr. Hefner.

•

The fact that Mr. Hefner’s proposal has been public since July 8, 2010, and the Special Committee and its advisors were named in a press release on September 6, 2010 (which press release included contact information for the Special Committee’s financial advisor, Raine), and no third party provided any indication of interest to the Special Committee or its advisors at a higher value per Share than the Offer Price.

•

The right of the holders of the Company’s $115 million principal amount of Convertible Notes to “put” such notes to the Company for repurchase in March 2012 complicated by the Company’s serious and significant decrease in EBITDA likely to make any restructuring of such indebtedness very challenging and/or expensive (including possibly through dilution to the Company’s stockholders) if possible at all.

•

The fact that certain strategic transactions being considered by the Board to sell certain assets and/or subject other assets to license or third party management, including Project Synergy, have not been consummated, and even if consummated, would not be at a level sufficient to repay the Convertible Notes to the extent the holders “put” such notes to the Company in March 2012.

•

The existence of certain operational challenges in the Company’s core businesses including growing pressures in its magazine business (in the form of increased costs and decreasing circulation and advertising revenue) and increasing competition in its digital entertainment business as well as the need to address succession issues relating to Mr. Hefner as the Company’s founder and controlling stockholder.

•	The adverse impact on the Company after July 8, 2010 (i.e., the date that Mr. Hefner made his proposal) of the Company’s dispute and subsequent settlement with DirecTV, a major distributor of the

Company’s movies and television programming, including the revenue lost and cash payments related to the dispute and the settlement, and substantial subscriber decline which arose during the pendency of such dispute.

•

The Company’s senior bank lender informing the Company that its credit facility likely would not be renewed when it expires on January 31, 2011 and if renewed at all, would have a significantly lower credit line and that it will be difficult to obtain an alternative credit facility until at least the Convertible Notes are refinanced.

•	The fact that the transaction is structured as a tender offer so that:

•

the completion of the Offer would likely result in the delivery of the per Share consideration more promptly, thereby reducing the uncertainty of closing to the Company’s stockholders (other than members of the Purchaser Group); and

•

the completion of the Offer to be followed by a second-step merger in which stockholders who do not tender their shares into the Offer (other than those who agree to not tender into the Offer but rather to contribute their Company interests to Purchaser and other than stockholders who properly perfect their appraisal rights under the DGCL) will receive the same per Share consideration.

•

The Special Committee’s belief that the transaction does not have any significant antitrust risks and the fact that the Merger Agreement was the product of arm’s length negotiations between the Special Committee and Purchaser.

•	The fact that Purchaser or its affiliate has received an equity commitment letter from funds aggregating $120 million dollars.

•

The fact that Purchaser has received a debt commitment in the amount of $160 million from an affiliate of Jeffries & Company, Inc., a lender with substantial experience in lending transactions and a strong reputation for honoring the terms of commitment letters, and the fact that Purchaser has a duty to use reasonable best efforts to, among other things, consummate the debt financing on the terms and conditions set forth in such commitment letter.

•

The limited number and nature of the conditions to funding set forth in the debt commitment letter and the equity commitment letter, which are aligned in material respects with the conditionality in the Merger Agreement.

The Special Committee considered the following risks and other factors to be generally negative or unfavorable in making its determination and recommendation:

•

The fact that the Company’s current stockholders, with the exception of Messrs. Hefner and Flanders and any of the Company’s senior management who enter into rollover agreements or receive equity compensation in Purchaser or any of its affiliates, will have no ongoing equity participation in the Company following the Merger and that such stockholders will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company’s stock and will not participate in any potential future sale of the Company to a third party.

•

The Special Committee’s belief that due to the understanding that Mr. Hefner was unwilling to consider any other transaction involving a sale of the Company or an acquisition including Mr. Hefner with another potential financial sponsor, the recent failed auction attempt by the Company and the widespread press concerning Mr. Hefner’s proposal, there was no reason to contact a wide range of third parties that might otherwise consider an acquisition of the Company. The Special Committee recognized that it was possible that a sale process for the entire Company (including Mr. Hefner’s Shares) might have resulted in a higher per Share price than the Merger Consideration payable in the Merger.

•	The possibility that Mr. Hefner could sell some or all of the surviving corporation or its businesses or assets to one or more purchasers at a valuation higher than that available in the Merger.

•

The fact that, while the Special Committee eliminated a previously required condition to closing that the Company have a minimum cash balance of at least $5.0 million at a specified time and lowered the expense reimbursement amount from $5.0 million to $4.0 million, the purchase price per Share decreased from $6.25 to $6.15 per share in light of various issues described above.

•

The fact that the Company is entering into a Merger Agreement with a newly formed entity without significant assets other than its contractual rights under the Merger Agreement and the debt and equity commitment letters. In addition, pursuant to the Merger Agreement the remedy in connection with a breach of the Merger Agreement by Purchaser or Sub, even a breach that is deliberate or willful, is limited to $20 million plus certain enforcement costs (which amounts are guaranteed by certain funds affiliated with Rizvi Traverse under the Guarantee) in the event that specific performance is not available.

•

The fact that there may be disruptions to the Company’s operations between signing and closing, including the diversion of management and employee attention, employee attrition and an adverse effect on the Company’s business and customer relationships.

•

While the Special Committee expects the Offer and the Merger to be consummated, there is no assurance that all conditions to the parties’ obligations to complete the transaction will be satisfied and, as a result, the Offer and the Merger may not be consummated. If the transaction is not consummated, there will be less time to execute a refinancing of the Convertible Notes and there may be disruptions to the Company’s operations, including the diversion of management and employee attention, employee attrition and an adverse effect on business and customer relationships, including depending upon the basis for such termination, the possible payment of the expense reimbursement at the time of termination as well as the possible future payment of the Company termination fee(s) as contemplated by the Merger Agreement.

•	The fact that for United States federal income tax purposes, the Offer Price and Merger Consideration will be taxable to the Company’s stockholders receiving the Merger Consideration.

•

The fact that there are restrictions on the conduct of the Company’s business prior to the consummation of the Merger which require the Company to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise during the pendency of the transaction.

•

The fact that the Company may be required to pay the expense reimbursement and termination fees if the Board (acting through the Special Committee or otherwise) makes a change in recommendation or breaches certain requirements in doing so.

•

The fact that the expense reimbursement of $4.0 million, the Company termination fee of $3.0 million and the potential additional Company termination fee of $3.0 million may discourage certain other bidders from seeking to acquire the Company by making it more costly to acquire the Company and, if the Merger Agreement is terminated, negatively impact the ability of the Company to engage in another transaction during the one year period after such termination.

•

The fact that the Company’s Chief Executive Officer has, and certain other executive officers may have, expectations of interests in the contemplated transactions different from, or in addition to, those of the Company’s stockholders (other than the members of the Purchaser Group), including regarding employment with, and equity participation in, Purchaser.

Except as noted below, the Special Committee did not consider liquidation value in determining the fairness of the Merger Agreement and the transactions contemplated thereby to the Company’s stockholders (other than the members of the Purchaser Group) because of its belief, after consultation with its financial advisor, Raine, that liquidation value does not present a meaningful valuation for the Company. The Special Committee did consider the potential sale values of the Playboy Mansion and the art collection owned by the Company (the “Art”) in determining fairness, as more fully discussed in under the heading “—Opinion of Raine Securities

LLC.” Accordingly, except as noted above, the financial analyses presented by Raine to the Special Committee were based on the operation of the Company as an on-going business, and, as such, were all forms of going concern valuations. The Special Committee also did not consider net book value in determining the fairness of the Merger Agreement and the transactions contemplated thereby to the Company’s stockholders (other than the members of the Purchaser Group) because of its belief that net book value does not present a meaningful valuation metric for the Company and its business.

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Merger Agreement and the transactions contemplated thereby and to permit the Special Committee to represent effectively the interests of the Company’s stockholders (other than the members of the Purchaser Group), including the Company’s unaffiliated stockholders, each of which the Special Committee believes supports its decision and provides assurance of the fairness of the Merger Agreement and the transactions contemplated thereby to the Company’s stockholders (other than the members of the Purchaser Group), including the Company’s unaffiliated stockholders. The Special Committee believes that the process it followed in making its determination and recommendation with respect to the Merger Agreement and the transactions contemplated thereby was fair because, among other things:

•

The Special Committee consists solely of directors who are not officers or controlling stockholders of the Company, or affiliated with Mr. Hefner or Purchaser, and who do not otherwise have a conflict of interest or lack independence with respect to the transactions contemplated by the Merger Agreement.

•

The members of the Special Committee will not personally benefit from the completion of the Merger in a manner different from the Company’s stockholders (other than the members of the Purchaser Group) other than customary fees for their service on the Special Committee, continuing indemnification of directors and officer liability insurance coverage and certain Company Options and Company Stock Awards will automatically vest upon a change of control.

•	The Special Committee retained and was advised by Kaye Scholer, its independent legal counsel.

•

The Special Committee retained and was advised by Raine, its independent financial advisor, which assisted the Special Committee in its review and negotiation of the proposal and the Special Committee’s evaluation of the fairness of the $6.15 per Share cash Offer Price and Merger Consideration to the holders of Shares (other than the members of the Purchaser Group) pursuant to the Merger Agreement.

•

The resolutions of the Board establishing the Special Committee delegated to the Special Committee, to the fullest extent permitted by law, the exclusive power and authority of the board of directors with respect to the evaluation, consideration and review of, and response to, Mr. Hefner’s proposal and any alternative proposal for a sale or other business combination of the Company, including the power to reject or approve any such transaction.

•	The fact that the Offer and the Merger are subject to the “majority of the minority” Minimum Tender Condition, which condition cannot be waived by any party.

•

The Special Committee was involved in extensive deliberations since its engagement of its legal and financial advisors until the execution of the Merger Agreement and was provided with access to the Company’s management in connection with the due diligence conducted by its advisors over the course of approximately 5 months.

•	The Special Committee, with the assistance of its legal and financial advisors, extensively negotiated with Rizvi Traverse and its and Mr. Hefner’s respective representatives and advisors.

•

The recognition by the Special Committee that the Merger Agreement can be terminated to allow the Company to enter into an alternative agreement that constitutes a superior proposal or due to an intervening event, subject to paying Purchaser the expense reimbursement, the Company termination fee and, if applicable, the additional Company termination fee as Purchaser’s sole remedy in such circumstances.

•	The availability to the Company’s stockholders of appraisal rights as provided in the DGCL.

The foregoing discussion of the information, risks and factors considered by the Special Committee is not intended to be exhaustive, but includes the material risks and factors considered by the Special Committee. In view of the wide variety of factors and risks considered in connection with its evaluation of the Offer and the Merger and the complexity of such matters, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, individual members of the Special Committee may have assigned differing weights to different factors. The Special Committee approved and recommended the Merger Agreement and the transactions contemplated thereby based upon the totality of the information presented to it and considered by it. Further, in arriving at its recommendation, the Special Committee and each member thereof was aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. On balance, the Special Committee believed that the positive factors discussed above outweighed the negative factors and risks discussed above.

Board of Directors

The Board believes that the Offer, the Merger and the Merger Agreement are fair to the Company’s stockholders (other than members of the Purchaser Group), including the Company’s unaffiliated stockholders. The Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer, the Merger and the Merger Agreement. In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger, the Board considered and relied upon the following factors, among others:

•

the Special Committee’s unanimous determination that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders (other than the members of the Purchaser Group), including the Company’s unaffiliated stockholders, and its unanimous approval of, and recommendation that the Board approve, the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein;

•

that no member of the Special Committee has an interest in the transaction different from that of the Company’s stockholders (other than members of the Purchaser Group) except that (i) as directors, each member of the Special Committee will receive customary director and officer insurance coverage, (ii) certain Company Options and Company Stock Awards held by the directors will automatically vest upon a change of control and (iii) the members of the Special Committee received customary committee and per meeting fees for their service thereon;

•

the opinion of Raine received by the Special Committee and the Board delivered orally at the meetings of the Special Committee and Board on January 9, 2011 and subsequently confirmed in writing to the effect that, as of the date of its opinion based upon, and subject to, the assumptions made, matters considered and limitations set forth therein, the consideration to be received by the holders of Shares (other than members of the Purchaser Group) in the Offer and the Merger was fair from a financial point of view to such holders, as more fully described under the heading “—Opinion of Raine Securities LLC” below;

•	the process undertaken by the Special Committee and its advisors in connection with evaluating, negotiating and approving the transaction, as described under the heading “—Special Committee” above;

•	the fact that the Offer and the Merger are subject to the “majority of the minority” Minimum Tender Condition, which condition cannot be waived by any party; and

•	the availability to the Company’s stockholders of appraisal rights as provided in the DGCL.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board, including the substantive and procedural factors considered by the Special Committee discussed above. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. In addition, each of the members of the Board applied his own personal business judgment to the process and may have given differing weights to different factors. In arriving at their recommendation, the members of the Board also considered the interests certain executive officers of the Company may have with respect to the Offer and the Merger that differ from, or are in addition to, their interests as stockholders generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above. The Board approves the Merger Agreement and unanimously recommends it to the Company’s stockholders (other than members of the Purchaser Group), including the Company’s unaffiliated stockholders, based upon the totality of the information presented to, and considered by, the Board.

Opinion of Raine Securities LLC

On January 9, 2011, Raine delivered its oral opinion to the Special Committee and the Board, which opinion was subsequently confirmed by delivery of a written opinion, dated as of January 9, 2011, to the effect that, as of such date, and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the $6.15 per Share cash consideration to be received by the holders of Shares (other than members of the Purchaser Group) pursuant to the Merger Agreement was fair to such holders from a financial point of view.

The full text of Raine’s opinion describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Raine. The full text of Raine’s written opinion, dated as of January 9, 2011, is attached hereto as Annex I. Raine’s opinion is directed only to the fairness, from a financial point of view, to the holders of Shares (other than members of the Purchaser Group) of the consideration to be received in the Offer and the Merger and does not address the fairness of any other aspect of the transactions contemplated by the Merger Agreement. The opinion also does not address the underlying business decision of the Special Committee or the Board to proceed with the Offer and the Merger. The opinion does not constitute a recommendation to the Special Committee, the Board or to any stockholder of the Company, as to how to vote or act with respect to the Offer or the Merger. Holders of Shares are encouraged to read Raine’s opinion carefully in its entirety.

In arriving at its opinion, Raine:

•	reviewed the Merger Agreement;

•	reviewed the Contribution Agreement;

•	reviewed the Rollover Agreement;

•	reviewed the Support Agreement;

•	reviewed the certificate of incorporation of the Company, as amended;

•	reviewed certain publicly available financial and other information relating to the Company;

•

reviewed certain additional financial and other information regarding the business, operations and future prospects for the Company which was furnished to Raine by the Company, including certain financial projections of the Company prepared by the management of the Company, consisting of (i) certain financial projections for the period beginning January 1, 2010 and ending December 31, 2014 (the “Base Case Projections”) and (ii) upside and downside case variants of the Base Case Projections, together with variants to the upside case and the Base Case Projections assuming the consummation of Project Synergy at the end of 2011;

•	reviewed estimates regarding the usage by the Company of certain net operating losses (the “NOLs”);

•	reviewed an estimate of the value of the art collection owned by the Company (the “Art Appraisal”);

•	reviewed a third party appraisal with respect to the Playboy Mansion (the “Mansion Appraisal”) prepared by a third party;

•

conducted discussions with management of the Company regarding the business, operations and future prospects of the Company, including their views regarding the Base Case Projections and the above referenced variants;

•	reviewed certain financial and securities data of the Company, together with those of certain other companies whose securities are traded in public markets;

•	reviewed the historical stock prices and trading volumes of shares of Common Stock;

•	reviewed prices paid in certain other business combinations; and

•	conducted such other financial studies, analyses and investigations as Raine considered appropriate.

In rendering its opinion, Raine relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to Raine from public sources, that was provided to Raine by the Company or its representatives or that Raine otherwise reviewed, and Raine was advised by management of the Company that the Company was not aware of any information prepared by the Company or its advisors that might be material to Raine’s opinion that was not made available to Raine. With respect to the financial projections supplied to Raine, Raine was advised by management of the Company that such projections were reasonably prepared, and, with respect to the Base Case Projections, on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. Raine did not assume any responsibility for making an independent evaluation or appraisal of any assets or liabilities of the Company, contingent or otherwise, and was not provided with any such evaluation or appraisal, other than the Mansion Appraisal and the Art Appraisal. For purposes of its opinion, Raine received copies of such appraisals, and relied upon and assumed, without independent verification, the accuracy of the conclusions set forth in such appraisals. Raine is not a real estate appraiser or art appraiser, and did not express any opinion with respect to such matters. Raine assumed that the Offer and Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on the Company or the value of the Offer Price and Merger Consideration. At the direction of the Special Committee, Raine spoke to a limited number of third parties with respect to their interest in a possible strategic transaction with the Company and also discussed with advisors to the Company such advisors’ prior discussions with third parties with respect to their interest in possible strategic transactions with the Company. The Raine opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Raine as of, January 9, 2011. Although subsequent developments may affect its opinion, Raine does not have any obligation to update, revise or reaffirm its opinion. In addition, the Raine opinion did not express any view or opinion with respect to any aspect of the Merger Agreement or the Offer or Merger (other than the Offer Price and Merger Consideration to the extent expressly specified therein), including the fairness of the amount or nature of the compensation, if any, to be received by any officers, directors or employees of the Company, or any class of such persons, as a result of, or in connection with, the Offer or the Merger relative to the amounts to be paid or issued to any party’s stockholders in the Offer or the Merger. The issuance of Raine’s opinion was approved by the fairness and valuation review committee of Raine.

In connection with rendering its opinion, Raine performed a variety of financial and comparative analyses. The material analyses are summarized below. Neither the Company nor the Special Committee placed limitations on the scope of Raine’s investigation or the procedures followed by Raine in rendering its opinion.

The preparation of a fairness opinion involves various qualitative determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis. Accordingly, Raine believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Raine’s analyses and opinion. Raine did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support Raine’s opinion. Rather, Raine arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The forecasts and estimates of the Company’s future performance provided by the management of the Company that are in or underlying Raine’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Raine considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of anyone involved with the Offer and the Merger. Estimates of the financial value of companies or securities do not purport to be appraisals nor do they necessarily reflect the prices at which companies or securities may actually be sold.

The Offer Price and Merger Consideration were determined through arms’ length negotiation between the Special Committee and Purchaser. Raine did not recommend any specific amount or type of consideration to the Special Committee or that any specific amount or type of consideration constituted the only appropriate amount or type of consideration for the Offer or the Merger.

The following is a summary of the material financial analyses performed by Raine and reviewed by the Special Committee of the Board in connection with Raine’s opinion relating to the Offer and the Merger. The order of the analyses described does not represent relative importance or weight given to those analyses by Raine. The financial analyses summarized below include information presented in tabular format. In order to fully understand Raine’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Raine’s financial analyses.

Enterprise values derived from the selected companies analysis described below were calculated using the closing price of Common Stock and the common stock of the selected companies listed below as of January 5, 2011, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, the information may not reflect current or future market conditions. Estimates of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the selected companies and selected target companies included in the selected transactions listed below were based on certain publicly available research analyst estimates for those companies.

Enterprise value and transaction value for the Company were calculated as the aggregate value of the Company’s equity (based on the implied per share value of the Offer Price and Merger Consideration) plus debt at book value, less cash and cash equivalents. Unless the context indicates otherwise, Raine assumed that the per share values for Common Stock were calculated on a fully diluted basis using the treasury stock method and assumed that all Company Options and Company Stock Awards had vested. Raine also calculated enterprise value and transaction value for the Company, adjusted to include the value of certain non-operating assets consisting of the estimated value of (i) the Art, (ii) the Playboy Mansion and (iii) the NOLs ((i) through (iii) collectively, the “Non-Operating Assets”). The estimated value of the Art was based on the Art Appraisal referred to above. The estimated value of the Playboy Mansion was based on the Mansion Appraisal referred to above. The estimated value of the NOLs was based on estimates provided by management of the Company, which varied depending upon the applicable Projection Scenario. Unless the context indicates otherwise, Raine assumed that the Playboy Mansion and the Art would be sold 1.5 years from the date of the Raine valuation and that all proceeds from such sales would be shielded from tax liability through the use of the NOLs. In addition, Raine discounted the assumed realized values from such sales at a discount rate equal to 11.0% (the midpoint of Raine’s selected weighted average cost of capital for the Company) as more fully described below.

Raine compared selected multiples of EBITDA derived from reviewing financial data from selected public companies and selected publicly announced business combination transactions to multiples of estimated adjusted EBITDA (“Adjusted EBITDA”) for the Company. Raine calculated Adjusted EBITDA for the Company by adding back to estimated EBITDA of the Company (i) expected payments to DirecTV arising from the Company’s recent litigation settlement with DirecTV, (ii) certain anticipated restructuring costs and (iii) other extraordinary expenses (including anticipated legal expenses related to certain litigation, impairment charges related to capitalized programming costs and onetime expenses related to the Offer and the Merger) and reducing estimated EBITDA of the Company for certain cash programming investments. In addition, Raine reduced estimated EBITDA of the Company in an amount equal to the value of stock-based compensation in its calculation of Adjusted EBITDA. For further information regarding the Company’s calculation of its EBITDA and Adjusted EBITDA, see the information set forth in “Item 8. Additional Information—Certain Company Projections.”

Raine performed its analyses using three sets of financial projections provided by management of the Company. In addition to the Base Case Projections referred to above, management of the Company provided Raine with an “upside case” in which certain operating results were assumed to be more favorable to the financial performance of the Company, as well as a “downside case” in which certain operating results were assumed to be less favorable to the financial performance of the Company and the Company was assumed to have been unable to reach an agreement with DirecTV. In each of the Base Case Projections and the “upside case”, certain adult television and digital business assets of the Company (the “Adult Assets”) were assumed to be sold in Project Synergy in January of 2012. In the “downside case”, among other things, the Adult Assets were assumed to be sold in Project Synergy in January 2012, but at a lower price. With respect to the selected public companies and selected precedent transactions analyses set forth below, the value from the proceeds from the sale of the Adult Assets in Project Synergy were discounted by one year (from 2012 back to 2011) at a discount rate equal to 11.0% (the midpoint of Raine’s selected weighted average cost of capital for the Company as further described below).

In addition, management of the Company provided Raine with variants of the Base Case Projections and the “upside case” which assumed that Project Synergy was consummated at the end of 2011. These five sets of financial projections are referred to herein collectively as the “Projection Scenarios”. For a further description of the financial projections provided to Raine, see the information set forth in “Item 8. Additional Information—Certain Company Projections.”

Historical Stock Trading Analysis

Raine reviewed the historical closing trading prices and volumes for the Class B Common Stock for the three-year period ended January 5, 2011.

The analysis indicates the following:

Price Per Share
July 9, 2010 (last trading date prior to the announcement of Mr. Hefner’s proposal to acquire the Company)	$3.94
Three-Year High (March 20, 2008)	$8.99
Three-Year Low (November 20, 2008)	$1.06
One-Year High (July 12, 2010)	$5.55
One-Year Low (February 8, 2010)	$3.14
Offer Price and Merger Consideration	$6.15

Selected Public Companies Analysis

Raine compared certain financial information of the Company with corresponding financial information of selected publicly traded diversified media companies that Raine judged to be relevant in performing a selected public companies analysis. In addition, Raine also compared certain financial information of the Company with corresponding financial information of selected publicly traded brand licensing, publishing and entertainment content companies, in addition to the diversified media companies, in performing a sum-of-the-parts analysis. These companies were selected, among other reasons, because of their operational and overall business similarities with certain portions of the Company’s business. The companies reviewed in connection with these analyses were as follows:

Selected Diversified Media Companies

•	Time Warner Inc.
•	Viacom Inc.
•	The Walt Disney Company
•	News Corp.

Selected Brand Licensing Companies

•	Iconix Brand Group Inc.

Selected Publishing Companies

•	Meredith Corp.
•	The New York Times Company
•	Gannett Company, Inc.

Selected Entertainment Content Companies

•	Discovery Communications, Inc.
•	Scripps Networks Interactive Inc.
•	World Wrestling Entertainment Inc.
•	Liberty Starz Group
•	Outdoor Channel Holdings Inc.

Raine reviewed, among other things, enterprise values as multiples of EBITDA, for the calendar year 2011 and calendar year 2012. Raine then compared the multiples derived for the selected companies with corresponding Adjusted EBITDA multiples implied for the Company based on (1) the Base Case Projections and (2) the range of all Projection Scenarios.

This analysis indicated the following implied low, mean, median and high implied multiples for the selected companies, as compared to corresponding multiples implied for the Company, based on the $6.15 per Share Offer Price and Merger Consideration, and the applicable Projection Scenarios:

	Enterprise Value as Multiple of Estimated 2011 Calendar Year EBITDA	Enterprise Value as Multiple of Estimated 2012 Calendar Year EBITDA
Diversified Media Companies
Low	5.7x	5.3x
Mean	7.4x	7.0x
Median	7.3x	7.0x
High	9.3x	8.6x

Brand Licensing Companies
Iconix Brand Group Inc.	9.2x	7.9x

Publishing Companies
Low	4.8x	4.6x
Mean	6.0x	5.7x
Median	5.7x	5.5x
High	7.6x	7.0x

Entertainment Content Companies
Low	6.6x	5.8x
Mean	9.3x	7.8x
Median	9.9x	8.1x
High	11.8x	9.0x

	Enterprise Value as Multiple of Estimated 2011 Calendar Year Adjusted EBITDA (Including the Value of Playboy Mansion and Art)	Enterprise Value as Multiple of Estimated 2011 Calendar Year Adjusted EBITDA (Excluding the Value of Playboy Mansion and Art)	Enterprise Value as Multiple of Estimated 2012 Calendar Year Adjusted EBITDA (Including the Value of Playboy Mansion and Art)	Enterprise Value as Multiple of Estimated 2012 Calendar Year Adjusted EBITDA (Excluding the Value of Playboy Mansion and Art)
The Company, Base Case Projections, @ Offer	16.8x	20.7x	12.2x	15.0x
The Company, All Projection Scenarios, @ Offer	14.3x - 50.4x	17.6x - 62.1x	8.8x - 22.4x	10.9x - 27.7x

From this data, Raine selected an implied reference range for shares of Common Stock based on using estimated 2012 Adjusted EBITDA multiples of 5.0x to 8.5x based on the diversified media companies’ 2012 EBITDA multiples referred to above. Raine utilized estimated 2012 Adjusted EBITDA of the Company and 2012 EBITDA multiples because 2011 is expected to be a transitional year for the Company, the financial results for which are not expected to be reflective of the on-going operations of the Company. These transitions include the planned strategic transaction involving the Adult Assets and other changes relating to the restructuring and strategic repositioning of the Company as a brand licensing company. This analysis led Raine to an implied reference range for shares of Common Stock, using the Base Case Projections, of $0.94 per share to $2.98 per share (excluding the value of the Non-Operating Assets) and $3.23 per share to $5.23 per share (including the value of the Non-Operating Assets), and an implied reference range for shares of Common Stock, using the range of all Projection Scenarios, of $(0.68) per share to $5.38 per share (excluding the value of the Non-Operating Assets) and $1.02 per share to $8.01 per share (including the value of the Non-Operating Assets).

Sum-of-the-Parts Analysis

In light of the segmented nature of the Company’s business, Raine also conducted a sum-of-the-parts analysis. Raine applied the estimated 2012 Adjusted EBITDA for each segment of the Company’s business to the following low and high implied multiples selected from a review of the corresponding multiples for the selected companies referred to above. The “corporate” segment refers to corporate costs that are deducted from Adjusted EBITDA. Raine selected a “corporate” multiple equal to the average of the 2012 EBITDA multiples for the diversified media companies referred to above.

Segment	Multiple of Estimated 2012 Adjusted EBITDA
	Low Multiple	High Multiple
Entertainment	5.5x	9.5x
Print / Digital	4.5x	7.0x
Licensing	7.5x	8.5x
Corporate	7.0x	7.0x

Raine then adjusted the resulting range of implied enterprise values for net debt and the proceeds from the assumed sale of the Adult Assets as described above. This analysis led Raine to an implied reference range for shares of Common Stock, using the Base Case Projections, of $2.51 per share to $3.96 per share (excluding the value of the Non-Operating Assets) and $4.78 per share to $6.19 per share (including the value of the Non-Operating Assets), and an implied reference range for shares of Common Stock, using the range of all Projection Scenarios, of $0.86 per share to $6.30 per share (excluding the value of the Non-Operating Assets) and $2.56 per share to $8.91 per share (including the value of the Non-Operating Assets).

Selected Precedent Transactions Analysis

Raine compared certain financial information relating to the Offer and the Merger with corresponding financial information of eight selected business combination transactions in excess of $100 million involving diversified media, brand licensing, publishing and content and cable companies announced between November 2006 and April 2010 for which public information was available and which Raine judged to be relevant. The eight transactions reviewed in connection with this analysis were as follows:

Target	Acquiror
• The Reader’s Digest Association, Inc.	• Ripplewood Holdings LLC
• Oxygen Media	• NBC Universal
• Sundance Channel	• Rainbow Media
• The Weather Channel	• NBC Universal, Bain Capital and the Blackstone Group
• TV Guide Network, TVguide.com	• Lions Gate Entertainment
• Marvel Entertainment, Inc.	• The Walt Disney Company
• The Travel Channel	• Scripps Networks Interactive Inc.
• Peanuts Worldwide	• Iconix Brand Group Inc.

Raine reviewed, among other things, the transaction values as multiples of EBITDA for the next twelve months for which there was publicly reported financial information as of the date on which each transaction was announced, referred to herein as “NTM”. Raine then compared the NTM EBITDA multiples derived from the selected transactions with the estimated 2012 Adjusted EBITDA multiple for the Company based on the (1) Base Case Projections and (2) the range of all Projection Scenarios. Raine selected the estimated 2012 Adjusted EBITDA of the Company because of the expectation discussed above as to 2011 serving as a transitional year for the Company. This analysis indicated the following implied low, mean, median and high multiples for NTM EBITDA, for the selected transactions, as compared to the estimated 2012 Adjusted EBITDA multiples for the Company, based on the $6.15 per Share Offer Price and Merger Consideration, and the applicable Projection Scenarios:

Transaction Value as Multiple of NTM EBITDA
Low	8.3x
Mean	11.7x
Median	12.1x
High	13.5x

	Transaction Value as Multiple of 2012 Estimated EBITDA (Including the Value of Playboy Mansion and Art)	Transaction Value as Multiple of 2012 Estimated EBITDA (Excluding the Value of Playboy Mansion and Art)
Company Base Case Projection, @ Offer	12.2x	15.0x
Company All Projection Scenarios, @ Offer	8.8x - 22.4x	10.9x - 27.7x

This analysis led Raine to an implied reference range for shares of Common Stock, based on estimated 2012 Adjusted EBITDA multiples of 8.0x to 14.0x using the Base Case projections, of $2.24 per share to $5.29 per share (excluding the value of the Non-Operating Assets) and $4.50 per share to $7.49 per share (including the value of the Non-Operating Assets), and an implied reference range for shares of Common Stock, using the range of all case projections, of $0.04 per share to $8.56 per share (excluding the value of the Non-Operating Assets) and $1.73 per share to $11.16 per share (including the value of the Non-Operating Assets). Because the implied reference range was based on estimated 2012 Adjusted EBITDA multiples, whereas the selected transaction multiples were based on NTM EDITBA, Raine discounted the values by one year (from 2012 back to 2011) at a discount rate equal to 11.0% (the midpoint of Raine’s selected weighted average cost of capital for the Company) to reach the per share values set forth above.

Discounted Cash Flow Analysis

Raine performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that the Company could generate over the period ending September 30, 2010 through the calendar year ending 2014, based on each Projection Scenario. Raine calculated a range of terminal values for the Company by applying multiples ranging from 6.0x to 10.0x to the estimated 2014 Adjusted EBITDA of the Company. Raine selected this range of terminal multiples for EBITDA for latest twelve months for which there was publicly available information of the diversified media and licensing companies referred to above under the heading “—Selected Public Companies Analysis”. The cash flows and terminal values were then discounted to present value using after-tax discount rates ranging from 10.0% to 12.0%, based on Raine’s review of the Company’s weighted average cost of capital and the weighted average cost of capital of the Company’s selected peer group listed above.

This analysis led Raine to an implied reference range for shares of Common Stock, using the Base Case Projections, of $0.64 per share to $2.99 per share (excluding the value of the Non-Operating Assets) and $2.73 per share to $5.16 per share (including the value of the Non-Operating Assets), and an implied reference range for shares of Common Stock, for all Projection Scenarios, of $(2.69) per share to $7.74 per share (excluding the value of the Non-Operating Assets) and $(1.01) per share to $9.83 per share (including the value of the Non-Operating Assets).

Leveraged Buyout Analysis

Raine performed an analysis of the theoretical maximum consideration that would be paid in an acquisition of the Company by a financial buyer, using each Projection Scenario. In each case, Raine assumed that a financial buyer would be subject to the following debt financing constraints, equity return requirements and exit valuation assumptions:

•	total debt to estimated 2012 Adjusted EBITDA range of 3.5x - 4.5x;

•	targeted equity return ranging from 20% - 30%;

•	2014 exit valuation range of 6.0x - 10.0x estimated Adjusted EBITDA.

Based on these assumptions, Raine derived an estimate of the theoretical maximum consideration that could be paid in an acquisition of the Company by a financial buyer ranging from $1.70 per share to $3.50 per share using the Base Case Projections and $(0.47) per share to $7.12 per share using all Projection Scenarios.

Miscellaneous

The Special Committee selected Raine as its financial advisor in connection with the Offer and the Merger because the professionals of Raine have substantial experience in similar transactions. Raine, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Intent to Tender

As described under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Purchaser and Sub—Contribution Agreement,” the Hefner Trusts entered into the Contribution Agreement with Purchaser under which they agree, among other things, not to tender any Shares for purchase pursuant to the Offer. As described under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Purchaser and Sub—Rollover Agreement,” Mr. Flanders entered into the Rollover Agreement with Purchaser under which he agrees, among other things, not to tender any of his shares of Class B Common Stock for purchase pursuant to the Offer and to invest in Purchaser the after-tax consideration that he will receive in the Merger in respect of his Company Options and Company Stock Awards.

Except for Mr. Hefner and Mr. Flanders, to the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

As described under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Certain Stockholders,” pursuant to the Support Agreement, Plainfield agreed to, among other things and subject to certain exceptions, validly tender all of its shares of Class A Common Stock for purchase pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Solicitations and Recommendations

In connection with Raine’s financial advisory services, the Company has agreed to pay Raine aggregate fees of approximately $1.35 million, portions of which were paid in connection with Raine’s engagement and the remainder of which was paid in connection with the rendering of Raine’s opinion to the Special Committee. No portion of such fees was contingent upon the conclusion reached therein or on the consummation of the Offer or the Merger. The Company also has agreed to reimburse Raine for its reasonable expenses, including fees and disbursements of Raine’s legal counsel, and to indemnify Raine and certain related parties against certain liabilities that may arise out of its engagement.

In addition, Raine anticipates being engaged by the Special Committee on behalf of the Company to provide financial advisory services unrelated to the Offer or the Merger, for which services Raine expects to receive compensation. Raine may also, in the future, provide other investment banking and financial advisory services to the Company, Rizvi Traverse or their affiliates, for which Raine would expect to receive compensation.

Except as set forth above or elsewhere in this Statement, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Expenses

Whether or not the Shares are purchased pursuant to the Offer, the Company will incur its own expenses in connection with the Offer, including the fees payable to Raine as described above and the fees and expenses of its counsel and counsel to the Special Committee. In addition, the Company has agreed to pay Lazard an aggregate fee of $2.85 million for its services as the Company’s financial advisor primarily in connection with the third party solicitation process undertaken by the Company in late-2009, a significant portion of which is contingent upon consummation of the Offer. The Company also has agreed to reimburse Lazard for its reasonable expenses, including fees and disbursements of Lazard’s legal counsel, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of its engagement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions

Except as described below, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement.

Name of Person	Transaction Date	Number of Shares	Purchase Price (if applicable)	Nature of Transaction
Scott N. Flanders	12/31/2010	1,288.06	$4.44	Purchase through the Company’s Employee Stock Purchase Plan (1)

Martha O. Lindeman	12/31/2010	78.83	$4.44	Purchase through the Company’s Employee Stock Purchase Plan (1)

Alex Vaickus	12/31/2010	1,261.26	$4.44	Purchase through the Company’s Employee Stock Purchase Plan (1)

Dennis S. Bookshester	12/31/2010	1,507	—	Shares granted in lieu of cash for retainer and meeting fees (2)

David I. Chemerow	12/31/2010	1,746	—	Shares granted in lieu of cash for retainer and meeting fees (2)

Charles Hirschhorn	12/31/2010	1,626	—	Shares granted in lieu of cash for retainer and meeting fees (2)

Sol Rosenthal	12/31/2010	1,507	—	Shares granted in lieu of cash for retainer and meeting fees (2)

Kai-Shing Tao	12/31/2010	1,387	—	Shares granted in lieu of cash for retainer and meeting fees (2)

(1)	Represents Shares purchased automatically through the Company’s Employee Stock Purchase Plan pursuant to prior elections to participate in such plan.
(2)	Represents Shares granted to the non-employee directors under the Company’s Second Amended and Restated 1997 Equity Plan for Non-Employee Directors in accordance with the Company’s director compensation policies described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Director Compensation.”

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in this Statement (including the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the foregoing sentence.

ITEM 8.	ADDITIONAL INFORMATION.

Certain Legal Proceedings

On July 13, 2010, a purported stockholder of the Company filed a putative stockholder class action lawsuit in the Delaware Court of Chancery, captioned Germershausen v. Hefner, et al., Case No. 5632. Subsequently, on July 21, July 22, and July 28, 2010, three additional purported stockholders filed nearly-identical, separate putative class action lawsuits in the Delaware Court of Chancery, captioned Gottlieb v. Hefner, et al., Case No. 5654-VCN; DeVito v. Hefner, et al., Case No. 5661-VCN; and Glasser v. Playboy Enterprises Inc., et al., Case No. 5675-VCN, respectively. The four lawsuits were consolidated into a single action on August 3, 2010, and captioned as In re Playboy Enterprises Inc. Shareholders Litigation, Consol. C.A. No. 5632-VCN. In addition to the Company, the consolidated action names each of the individual directors of the Company, Mr. Hefner, and Rizvi Traverse as defendants. The plaintiffs challenge Mr. Hefner’s July 8, 2010 proposal to acquire all of the outstanding Shares not currently owned by Mr. Hefner for $5.50 per Share in cash and allege, among other things, that the consideration to be paid in such proposal is unfair and grossly inadequate. The consolidated action also alleges claims against Mr. Hefner and each of the individual directors for breach of fiduciary duties and against Rizvi Traverse for aiding and abetting the purported breaches of fiduciary duties. The plaintiffs seek, among other relief, to enjoin defendants from consummating Mr. Hefner’s proposal and to direct defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of the Company’s stockholders. The Company has reviewed the allegations contained in the consolidated action and believe they are without merit. The Company intends to defend the litigation vigorously.

Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

Proposed Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser Group owns in the aggregate at least 90% of the outstanding shares of Class A Common Stock (including through the Top-Up Option Shares (as defined below)) at or after the time for acceptance of payment in the Offer such that the Threshold Condition is satisfied and all other conditions to the Offer are satisfied or, in certain circumstances, waived, Purchaser will effect the Merger as a short-form merger without a meeting of the Company’s stockholders. If, at the expiration of the Offer, the Purchaser Group owns less than 90% of the outstanding shares of Class A Common Stock such that the Threshold Condition is not satisfied (but all other conditions to the Offer have been satisfied or, in certain circumstances, waived), then the Offer will be abandoned and the Merger will be consummated through the long-form merger under the DGCL, with the Hefner Trusts executing a written consent to adopt the Merger Agreement and approve the Merger as the majority holders of the outstanding shares of Class A Common Stock without a meeting of the Company’s stockholders.

Top-Up Option

Pursuant to the Merger Agreement and subject to applicable law, the Company has granted to Sub an irrevocable option (the “Top-Up Option”) to purchase the number of newly issued shares of Class A Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of Class A Common Stock beneficially owned by the Purchaser Group at the time of such exercise, constitutes one share more than 90% of the shares of Class A Common Stock outstanding after such exercise and issuance. If (i) all of the conditions to the consummation of the Offer are satisfied or, in certain circumstances, waived other than the Threshold Condition and (ii) at the time of exercise of the Top-Up Option, the Top-Up Option Shares then available for issuance, when added to the number of shares of Class A Common Stock owned by the Purchaser Group, including those shares of Class A Common Stock validly tendered and not withdrawn in the Offer, would constitute at least 90% of the number of shares of Class A Common Stock outstanding, then Sub will be deemed to have exercised the Top-Up Option on the date of acceptance for payment for Shares tendered into the Offer and the Threshold Condition will be deemed satisfied as of the expiration date for such acceptance. The per share exercise price of the Top-Up Option is equal to the Offer Price and the aggregate exercise price is payable, at Sub’s option, in cash or via a promissory note in principal amount equal to the aggregate exercise price (the “Top-Up Option Note”) minus the aggregate par value of the Top-Up Option Shares (which amount must be paid in cash). The Top-Up Option will not be exercisable for a number of shares of Class A Common Stock in excess of the Company’s authorized and unissued shares of Class A Common Stock (treating any treasury shares of Class A Common Stock owned by the Company as unissued).

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, (i) stockholders of the Company who have not properly tendered in the Offer or who tender their Shares in the Offer but their Shares are not accepted for purchase, (ii) do not vote for adoption of the Merger Agreement or consent thereto in writing and (iii) who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to obtain appraisal rights in which the Delaware Court of Chancery would determine the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any dilutive impact on the value of the Shares resulting from the issuance of the Top-Up Option Shares (as defined below) and any consideration receivable under the Top-Up Option Note will not be taken into account in any determination of such fair value. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If the Merger is consummated through a short-form merger, the surviving corporation following the Merger will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. Alternatively, if the Merger is approved by written consent without a meeting of the Company’s stockholders, the Company will be required to send a notice to each stockholder of record either prior to effective time of the Merger or within 10 days thereafter informing such stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. If such notice did not notify stockholders of the effective date of the Merger, within 10 days after the effective time of the Merger, the surviving corporation will be required to send a notice that the Merger has become effective, and specifying the effective date of the Merger, or in the case that such second notice is sent more than 20 days following the first notice, to each stockholder who is entitled to appraisal and who has demanded appraisal of such holder’s shares, to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER AND WHOSE SHARES ARE PURCHASED IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO AND WILL RECEIVE THE OFFER PRICE.

Business Combination Law

Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person that beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the voting stock outstanding, stock owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Board approved for purposes of Section 203 of the DGCL the Merger Agreement and the other transaction documents, including the agreements between or among Mr. Flanders or Mr. Hefner, on the one hand, and Purchaser, Sub or their affiliates, on the other hand, and the transactions contemplated by each of the foregoing, including, without limitation, the Offer and the Merger, and resolved that such agreements and the transactions contemplated thereby, including, without limitation, the acquisition of the Shares by Purchaser and Sub pursuant to the Merger Agreement and the other transaction documents, shall not cause any person or entity to be subject to the restrictions on “business combinations” set forth in Section 203.

Regulatory Approvals

The Company and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company and Purchaser currently expect such approval or other action would be sought or taken.

Certain Company Projections

The Company’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in October 2010, the Company’s management provided certain internal non-public financial forecasts to Purchaser, in connection with its due diligence review, and certain forecasts to Raine, in connection with the rendering of its opinion to the Special Committee and the Board and performing its related financial analysis (collectively, the “Company Projections”), as described under the heading “Item 4. The Solicitation or Recommendation—Opinion of Raine Securities LLC.” The Company Projections presented three cases: a base case, an upside case and a downside case. The Company also provided to Raine a subset of the Company Projections which assume the consummation of Project Synergy. For a further description of Project Synergy, see the information set forth under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer.”

The Company Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company. Since the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Company Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. These Company Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these Company Projections constitute forward-looking statements and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC.

The Company Projections have been prepared by, and are the responsibility of, the Company’s management. The Company Projections were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Company Projections. Furthermore, the Company Projections do not take into account any circumstances or events occurring after the date they were prepared.

The inclusion of the Company Projections in this Statement should not be regarded as an indication that any of the Company, Purchaser, Sub or their affiliates, advisors or representatives considered or consider the Company Projections to be predictive of actual future events, and the Company Projections should not be relied upon as such. None of the Company, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Company Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error. None of the Company, Purchaser or Sub intends to make publicly available any update or other revisions to the Company Projections, except as required by law. None of the Company, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. None of the Company, Purchaser, Sub or any of their respective affiliates or representatives makes any representation to any person regarding the Company Projections. The Company Projections are not being included in this Statement to influence a stockholder’s decision whether to tender his or her Shares in the Offer. The Company Projections are only being included in this Statement because they were provided to Raine and certain of the Company Projections and excerpts of others were provided to Purchaser.

In light of the foregoing factors and the uncertainties inherent in the Company Projections, stockholders are cautioned not to place undue, if any, reliance on the Company Projections.

	Base Case (in millions) (1)
	FY 2010		FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$218.8	$215.6	$122.5	$177.7	$128.2	$182.0	$134.3	$186.7	$139.4
Adjusted EBITDA (2)	$17.3	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2

	Upside Case (in millions) (1)
	FY 2010		FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$218.8	$215.6	$123.3	$187.2	$131.1	$197.5	$140.7	$210.9	$151.0
Adjusted EBITDA (2)	$17.3	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6

	Downside Case (in millions)
	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Revenue	$211.8	$196.7	$154.1	$152.4	$151.2
Adjusted EBITDA (2)	$10.6	$4.9	$11.0	$10.4	$9.8

(1)	The Company Projections set forth under the heading “With Synergy” represent a subset of the Company Projections, which assume the consummation of Project Synergy.
(2)	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA adjusted for restructuring and certain noncash items and reduced by cash investments in entertainment programming. EBITDA is a non-GAAP financial measure that represents earnings from continuing operations before interest expense, income tax expense or benefit, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming and amortization of deferred financing fees. Adjusted EBITDA is used by the Company’s management to measure the operating performance of the business.

The key assumptions underlying the Company Projections include:

Base Case

•	Impact of the settlement of litigation with DirecTV and new affiliation agreement

•	Settlement payments made in 2011, 2012 and 2013

•	Revenues from DirecTV in second half of 2010 forgiven

•	2011 Entertainment revenue adjusted to reflect updated DirecTV subscriber levels

•	Sale of the Adult TV and digital business in January 2012

•

Entertainment Segment: Despite continuous cost reductions, the segment struggles to achieve break-even operating income from 2011 onwards, driven by declines in pay-TV subscribers and unfavorable revenue splits

•	Print Segment: Segment experiences annual operating income declines, driven by continued losses at the core US magazine and growing weakness in international magazines and special editions

•	Digital Segment: Growth in operating income from branded services and new ventures more than offsets losses in adult content

•	Licensing Segment: Strong growth in operating income through 2014, driven by enhanced licensing relationships, launch of new location-based entertainment venues and international branding initiatives

•	Corporate and Other:

•	Reduction in corporate overhead expenses post-2011 driven by undetermined cost savings

•	Restructuring charges of $9.9 million in 2010 and $21.6 million in 2011 for relocation of magazine operations to LA and sub-leasing of the Chicago office over the remainder of the contract period

Upside Case

•	Sale of the Adult TV and digital business in January 2012 in line with Base Case

•	Settlement payments to DirecTV in line with Base Case

•	Entertainment Segment: Segment is able to reach break-even and grow operating income post-2011 driven by pay-TV subscriber growth through improved marketing relationships with carriers

•	Print Segment: Segment performance in line with Base Case

•	Digital Segment: New initiatives are more successful than expected in Base Case, improving operating income by over 100% versus the Base Case

•	Licensing Segment: Better operating income profitability than expected in Base Case by licensing agent and internal sales and location-based entertainment

•	Corporate and Other: Higher reduction in corporate overhead expenses than Base Case through undetermined cost savings

Downside Case

•	Sale of the Adult TV and digital business in January 2012 for less than in Base Case

•	The Company is unable to maintain a relationship with DirecTV, loses carriage and enters legal proceedings

•

Entertainment Segment: Significant deterioration in revenue and profitability driven by loss of DirecTV carriage and increased pressure on pay-TV subscribers, partially offset by reduced programming investment

•	Print Segment: Accelerated declines in US and international subscribers drive higher operating income losses

•	Digital Segment: Limited success of new initiatives unable to offset losses in Playboy branded and adult content

•	Licensing Segment: Slower growth of licensing agent and internal sales and location-based entertainment drives lower operating income profitability

•	Corporate and Other:

•	Increase in cost reductions through undetermined cost savings to right size the operations

•	$1 million in annual legal expenses to support DirecTV legal proceedings

Base Case with Project Synergy

•	Project Synergy assumes Adult TV and digital operations exchanged for one-time payment and future royalty streams from a third party in 2010

•	Upfront proceeds received in 2011

•	Minimum guarantees on royalty fees for Playboy TV and Playboy.com

•	Print, Alta Loma, new digital ventures and select adult services are retained by Playboy

•	Settlement payments to DirecTV in line with Base Case

•	Print Segment: Segment performance in line with Base Case

•	Licensing Segment: Segment performance in line with Base Case

•	Corporate and Other: Higher corporate expenses driven by higher bonus compensation and lower available undetermined cost savings versus the Base Case

Upside Case with Project Synergy

•	Impact of Project Synergy predominantly in line with Base Case with Project Synergy

•	Settlement payments to DirecTV in line with Base Case

•	Print Segment: Segment performance in line with Base Case

•	Licensing Segment: Segment performance in line with Upside Case

•	Corporate and Other: Benefit of undetermined cost savings in line with the Upside Case, partially offset by higher bonus compensation

The Company Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the SEC.

Forward-Looking Statements

Certain statements made in this Statement and in the materials incorporated by reference herein that reflect the expectations of the Company’s management regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the Offer and Merger; statements regarding the expected timing of the completion of the Offer and Merger; statements regarding the ability to complete the Offer and Merger considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These statements are based on current expectations about future events. These statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and quarterly and current reports on Form 10-Q and Form 8-K, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Purchaser, Mr. Hefner and their affiliates on January 24, 2011 and the Transaction Statement on Schedule 13E-3 filed by the Company on January 24, 2011, and the following: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or Merger may not be satisfied or waived; risks that the Company’s business will have been adversely impacted during the pendency of the Offer or Merger; the effects of disruption from the Offer and Merger making it more difficult to maintain relationships with employees, customers and other business partners; and risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable or, in the case of projected financial information, were reasonable at the time such projected financial information was prepared, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not place undue reliance on any forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 24, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (Class A common stock) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(iii)	Letter of Transmittal (Class B common stock) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(iv)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

Exhibit No.	Description

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)

(a)(2)(i)	Letter to stockholders of the Company, dated January 24, 2011
(a)(2)(ii)	Press Release issued by the Company, dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iii)	Letter to Employees from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iv)	Letter to Licensees, Business Partners and Vendors from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(e)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(2)	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(3)	Tender and Support Agreement, dated as of January 9, 2011, by and among Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(e)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott Flanders (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(e)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(7)	Memorandum of Understanding—License of Name and Likeness Rights, Key Material Terms, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P., Hugh M. Hefner and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO)

(e)(8)	Employment Agreement, dated as of January 9, 2011, by and between Scott Flanders and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(e)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC

(e)(10)	Amendment to Confidentiality Agreement, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC

(e)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC

Exhibit No.	Description

(e)(12)	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings, LLC and Icon Acquisition Holdings, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(13)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated April 9, 2010, relating to the Company’s 2010 Annual Meeting of Stockholders
(e)(14)	Employment Agreement, dated as of April 14, 2010, by and between the Company and Christoph Pachler (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010)

(e)(15)	First Amended and Restated Playboy Enterprises, Inc. 1991 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of September 17, 2008 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008)

(e)(16)	Third Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan, as amended through May 13, 2009 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(17)	Second Amended and Restated 1997 Equity Plan for Non-Employee Directors of Playboy Enterprises, Inc., as amended through May 13, 2009 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2009)

(e)(18)	Playboy Enterprises, Inc. Employee Stock Purchase Plan, as amended through February 22, 2010 (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009)

(e)(19)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and Alex Vaickus (incorporated by reference to Exhibit 10.27(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(20)	Form of Severance Agreement, dated as of September 1, 2008, by and between Playboy Enterprises, Inc. and each of Martha Lindeman, Richard Rosenzweig and Howard Shapiro (incorporated by reference to Exhibit 10.27(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008)

(e)(21)	Amended and Restated Employment Agreement, dated as of September 29, 2010, by and between Playboy Enterprises, Inc. and Scott Flanders (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010)

(e)(22)	Playboy Mansion West Lease Agreement, dated as of June 1, 1979, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(23)	Letter of Interpretation of Playboy Mansion West Lease Agreement (incorporated by reference to Exhibit 10.3(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1991)

(e)(24)	Amendment to Playboy Mansion West Lease Agreement, dated January 12, 1998, by and between Playboy Enterprises, Inc. and Hugh M. Hefner (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998)

(e)(25)	Lease Subordination Agreement, dated March 11, 2003, by and among Hugh M. Hefner, Playboy Enterprises International, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.9(t) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

(g)	Not applicable

Annex A	Opinion of Raine Securities LLC, dated as of January 9, 2011

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 24, 2011

PLAYBOY ENTERPRISES, INC.

By:	/s/ Howard Shapiro
Name:	Howard Shapiro
Title:	Executive Vice President, Law and Administration, General Counsel and Secretary

Annex A

Raine Securities LLC 1325 Avenue of the Americas New York, NY 10019 Tel: (212) 603-5500 Fax:(212) 603-5501 Tel: (310) 987-7700 LA

As of January 9, 2011

Special Committee of the Board of Directors

Playboy Enterprises, Inc.

c/o Sol Rosenthal

Arnold & Porter LLP

777 South Figueroa Street, 44th Floor

Los Angeles, CA 90017

Board of Directors

Playboy Enterprises, Inc.

680 North Lake Shore Drive

Chicago, IL 60611

Dear Members of the Special Committee and the Board:

You have requested our opinion as to the fairness from a financial point of view to the holders of the Public Shares (as defined below) of Playboy Enterprises, Inc. (the “Company”) of the consideration to be received pursuant to the Agreement and Plan of Merger, dated as of January 9, 2011 (the “Agreement”), by and among the Company, Icon Acquisition Holdings, L.P. (the “Purchaser”) and Icon Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of the Purchaser, pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company.

Pursuant to the Agreement, the Purchaser will cause Merger Sub to commence a tender offer (the “Offer” and, together with the Merger and the other transactions contemplated by the Agreement, the “Transaction”) to acquire all issued and outstanding shares of Class A common stock, par value $.01 per share of the Company (“Class A Common Stock”) and of Class B common stock, par value $.01 per share of the Company (“Class B Common Stock” and, together with Class A Common Stock, “Company Common Stock”), other than shares of Company Common Stock whose holders have agreed not to so tender as further set forth in the Contribution Agreement and Rollover Agreement referred to in item 1 below, which consists or will consist of certain affiliates of Rizvi Traverse Management LLC (“Rizvi”) and holders of Company Common Stock affiliated with Hugh Hefner, as well as certain members of the Company’s management, at a price of $6.15 per share (the “Offer Price”; such shares of Company Common Stock not held by members of the Purchase Group (as defined in the Agreement) are referred to herein as “Public Shares”). The Offer is to be followed by the Merger in which the shares of all holders of Public Shares that were not accepted for tender pursuant to the Offer, other than dissenting shares as described in the Agreement, would be converted into the right to receive the Offer Price in cash (the “Merger Consideration” and, together with the Offer Price, the “Consideration”).

In arriving at our opinion, we have, among other things:

1.	reviewed (i) the Agreement and the disclosure schedules relating thereto; (ii) the Contribution Agreement, dated as of January 9, 2011, by and among the Purchaser, The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust, dated May 21, 1991, as amended; (iii) the Rollover Agreement, dated as of January 9, 2011, by and between the Purchaser and the stockholder of the Company signatory thereto; and (iv) the Tender and Support Agreement, dated as of January 9, 2011, by and among the Company and the stockholders of the Company and their affiliates signatory thereto;

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2.	reviewed the Amended and Restated Certificate of Incorporation of Playboy Enterprises, Inc. (f/k/a New Playboy, Inc.), together with Certificates of Amendment thereto, and the Certificate of Designations relating to Series A Convertible Preferred Stock of Playboy Enterprises, Inc.;

3.	reviewed certain publicly available financial and other information relating to the Company;

4.	reviewed certain additional financial and other information regarding the business, operations and future prospects of the Company, which was furnished to us by the Company, including (i) certain financial projections for the Company for the period beginning January 1, 2010 and ending December 31, 2014 (such financial projections, the “Base Case Projections”), (ii) upside and downside case variants of the Base Case Projections, together with variants to the upside case and the Base Case Projections assuming disposition of certain assets, license of certain assets and management of certain assets by a third party; (iii) estimates regarding the usage by the Company of certain net operating losses, (iv) an estimate of the value of the art collection owned by the Company (the “Art Appraisal”), and (v) a third party appraisal with respect to the Playboy mansion (the “Mansion Appraisal”), in the case of items (i) through (iv), prepared by the management of the Company and in the case of item (v), prepared by a third party;

5.	conducted discussions with management of the Company regarding the business, operations and future prospects of the Company, including their views regarding the Base Case Projections and the above-referenced variants;

6.	reviewed certain financial and securities data of the Company, together with those of certain other companies whose securities are traded in public markets;

7.	reviewed the historical stock prices and trading volumes of Company Common Stock;

8.	reviewed prices paid in certain other business combinations; and

9.	conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us, and have been advised by management of the Company that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have been advised by management of the Company that they have been reasonably prepared and, with respect to the Base Case Projections, on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation or appraisal of any assets or liabilities of the Company, contingent or otherwise, and have not been provided with any such evaluation or appraisal, other than the Mansion Appraisal and the Art Appraisal. For purposes of our opinion, we have received copies of such appraisals, and we have relied upon and assumed, without independent verification, the accuracy of the conclusions set forth therein. We are not real estate appraisers or art appraisers, and do not express any opinion with respect to such subject matters. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on the Company or the value of the Consideration. In connection with our engagement, at the direction of the Special Committee, we spoke to a limited number of third parties with respect to their interest in a possible strategic transaction with the Company and also discussed with advisors to the Board of Directors of the Company (the “Board”) such advisors’ prior discussions with third parties with respect to their interest in possible strategic transactions with the Company.

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Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion does not address the relative merits of the Transaction as compared to any other business strategies that may be available to the Company, nor does it address the underlying business decision of the Special Committee or the Board to proceed with the Transaction. We do not express any view or opinion with respect to any aspect of the Agreement or the Transaction (other than the Consideration to the extent expressly specified herein), including the fairness of the amount or nature of the compensation, if any, to be received by the Company’s officers, directors or employees, or any class of such persons, as a result of, or in connection with, the Transaction relative to the amounts to be paid or issued to any party’s stockholders in the Transaction. Our opinion does not constitute a recommendation to the Special Committee, the Board or to any stockholder of the Company, as to how to vote or act with respect to the proposed Transaction.

Raine Securities LLC (“Raine”), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions and valuations for corporate and other purposes. Raine has acted as a financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services, including a fee for rendering this opinion, which is not contingent on the consummation of the Offer, the Merger or any other element of the Transaction. The Company also has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising from our engagement. In addition, we anticipate being engaged by the Special Committee on behalf of the Company to provide financial advisory services to the Company unrelated to the Offer or the Merger, for which services we expect to receive compensation. We may also, in the future, provide other investment banking and financial advisory services to the Company, Rizvi or their respective affiliates, for which we would expect to receive compensation. Our opinion has been approved for issuance by the fairness opinion and valuation review committee of Raine.

Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Public Shares pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

RAINE SECURITIES LLC

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